



ten year
anniversary
of the Defense and
Absorbent Products
Segments



2011 ANNUAL REPORT

National Presto Industries, Inc.

Housewares Absorbent Products Defense



table **of contents**

Cover and inside page photograph of soldiers courtesy of U.S. Army.

* Cover and inside page photograph of couple are models and their images are for illustrative purposes only.

cover story

This year's report completes the seven-year series of anniversary celebration covers. The series began in 2005 with the commemoration of your Company's centennial year and ends in 2011 with the tenth anniversary of the creation of the Defense and Absorbent Products segments. Ten years ago, your Company was in the process of closing down its U.S. manufacturing facilities and retooling its pressure cookers and small appliances in the Orient. The labor and regulatory climate was such that manufacture of these products was no longer economically feasible in the U.S. Your Company had identified two industries that could survive in that climate: defense and absorbent products. For defense, "Made in the U.S.A." is imperative to enable the U.S. government to maintain a source of supply in times of war. "Made in the U.S.A" is actually a competitive advantage for absorbent products. One of the key materials, fluff, is made from pine trees that are grown only in the U.S. In addition, the finished product is bulky and is thus exorbitant to ship from overseas. The fact that the business is capital rather than labor intensive largely mitigates the benefits of the Orient's friendlier labor/regulatory environment.

In February 2001, your Company purchased AMTEC Corporation, the first of the four defense companies that now comprise its Defense segment. The segment, among other things, is an integrated producer of 40mm ammunition, manufacturing the fuze, body, and cartridge shell, as well as performing the Load, Assemble, and Pack function for 40mm training and low velocity tactical rounds. During its first ten years, its revenues have grown from $7.0 million to $202.4 million. Pictured on the top of the cover is a group of soldiers, one of which is armed with an M203 grenade launcher, the weapon that fires low velocity 40mm tactical rounds.

In November 2001, your company purchased the assets of a baby diaper manufacturer and two years later, the assets of an adult incontinent manufacturer. The Absorbent Products segment now specializes in adult incontinent wear in response to the demand from a booming elderly population. Its revenues have grown from $8.4 million to $97.8 million. The picture on the bottom of the cover illustrates the comfort and freedom provided by the Company's incontinent products.*

financial highlights

YEARS ENDING DECEMBER 31,	2011	(in thousands except per share data) 2010	2009
Net sales	$431,021	$479,000	$478,468
Net earnings	$ 47,968	$ 63,531	$ 62,576
Weighted average common and common equivalent shares outstanding	6,872	6,862	6,854
Net earnings per common share	$ 6.98	$ 9.26	$ 9.13
Dividends per common share:			
Regular	$ 1.00	$ 1.00	$ 1.00
Extra	7.25	7.15	4.55
Total	$ 8.25	$ 8.15	$ 5.55
Stockholders' equity per common share outstanding	$48.94	$50.12	$49.00

National Presto Industries, Inc.
Eau Claire, Wisconsin

Many of the issues described in last year's report did in fact materialize and affect 2011 results. The growing trend towards private label products had a profound impact on the Housewares/Small Appliance segment's revenue. Commodity inflation impacted all segments, in particular Absorbent Products and Housewares/Small Appliance. So too did a variety of issues incident to the startup of new production lines at the Defense and Absorbent Products segments.

As a result of these and other issues, sales and earnings decreased from the prior year's record levels. Net consolidated sales in 2011 were $431,021,000 versus 2010's $479,000,000, while net earnings were $47,968,000 versus the prior year's $63,531,000.

Only the Absorbent Products segment enjoyed an increase in revenues ($17.0 million or 21.1%) due in large part to its successful implementation of its customer diversification program. That increase offset in part the declines from the other two segments: $26.6 million (16.9%) at the Housewares/Small Appliance segment and $38.4 million (15.9%) at the Defense segment. While the Housewares/Small Appliance segment decline can be attributed to the buying trend mentioned above along with a consumer behavioral change dubbed the "just in time" consumer (discussed at page 5), the Defense segment's decline was primarily one of shipment timing (see pages 7 and 8 for a further explanation), effectively deferring sales to a later date.

Operating profits at all three segments declined from 2010 levels with the majority of the declines at both the Housewares/Small Appliance ($10,842,000 or 39.3%) and Defense ($6,394,000 or 10.4%) segments attributable to the drops in volume referenced above. In the case of the Defense segment, realized efficiencies offset a portion of the margin loss from that decline. As in 2010, the rise in commodity costs and the reduction in the value of the dollar had a negative effect on Housewares/Small Appliance and Absorbent Products bottom line results. The Absorbent Products segment profitability was also unfavorably impacted by inefficiencies stemming from the installation and startup of new production equipment, a fire on one of its production lines during the first quarter, and the absence of events of a non-recurring nature that had contributed significantly to prior year earnings. For additional details on each segment, see the Operation section of this report starting on page 5. Portfolio earnings were also down from the prior year reflecting the continuation of the ultra low Federal Reserve Board's federal funds target rate which remained at 0.0% to 0.25%.

Every year has events that are expected to have far reaching effects. Frequently, they are too sensitive or too speculative for discussion in reports such as these, e.g., a potential new business venture or a prospective acquisition. The 2011-year was no exception. Perhaps the most significant event of the year that can be discussed is the acquisition of the assets of ALS Technologies, Inc., a small less lethal ammunition business. Products from that acquisition include smoke and tear gas grenades, specialty impact munitions, diversionary devices and stun munitions, support accessories like launchers and gas masks, and training for the use of the products. The business is an excellent complement to the Defense segment as it adds a product line that can be sold to the segment's current customers as well as new customers, e.g., foreign countries, law enforcement, and correctional institutions, that are potential customers for the segment's other products. In this unfortunate day and age of social unrest, such as "Occupy Wall Street" and the Middle East and Greek riots, less lethal products are the weapons of choice.

In keeping with much of its history, your Company's long standing record of paying generous dividends continued. Late in the year, the Board of Directors approved dividend action for the 68th consecutive year. A resolution subsequently adopted, authorized disbursement of a single lump sum in March 2012, consisting of a regular dividend of $1.00 per share plus an extra of $5.00 per share. As in past years, the entire dividend was derived from operating earnings.

Looking ahead to 2012, the current federal government's actions provide little basis for optimism. Given the fact that there has been no budget for the past three years, there is no reason to think that there will be one for the upcoming year. Uncontrolled spending and fiscal irresponsibility appear to be the mantra of the current administration, along with disregard for individual rights, the sanctity of contracts, and Constitutional checks and balances.

Most disturbing is the disdain towards free markets, the demonizing of business (especially those that purchase any product from overseas), and the belief that government is the fount of all wisdom. Political solutions tend to lead to little other then outright corruption as evidenced by Solyndra and other so-called "green loans" extended to the favored few. Taxes are a major area of uncertainty, making planning particularly difficult. The Federal Reserve Board's ultra easy money policy will certainly extend through 2012, if not further (per the chairman's announcement the policy will remain intact through late 2014 and the Fed may restart its bond-buying program). Such policies virtually insure a reduction in the value of the dollar, increasing material and product costs. Energy policies continue to favor uneconomical and unsustainable solar and wind energy, while truly viable projects like the Keystone XL pipeline are rejected, and others (e.g., hydraulic fracturing, which has provided a major source of natural gas) are under attack. Efforts to foist unions on companies through regulatory "interpretations" of labor laws will do little, beyond making U.S. companies even less competitive.

All of these policies eventually portend runaway inflation. Although hardly a cause for celebration, Europe's fiscal policies have been every bit as irresponsible as those in the U.S., and as a result, world-wide demand for energy and commodities actually declined at year-end 2011, resulting in a reduction of prices to levels comparable to those in effect at the beginning of the year. This price relief is expected to be short lived, however, and costs are forecasted to return to 2011 highs during the first half of the new year.

Top line volume for both the Housewares/Small Appliance and Absorbent Products segments will be under pressure in 2012. The private label and "just in time" consumer buying trends, are expected to continue to impact the Housewares/Small Appliance segment. The year will be a transition year for the Absorbent Products segment. As anticipated, its major customer's new absorbent product facility began producing a sizable portion of the customer's requirements at year-end 2011. Although the customer has advised that it will continue to purchase private label product from the segment, shipments to that customer are expected to drop significantly from 2011 levels.

On a more positive note, the Housewares/Small Appliance segment during second half 2012, will be introducing exclusive products under the Presto® label that should offset some portion of the impact of the private label trend. Additional business from the Absorbent Products segment's customer diversification program in combination with the shipment of new products from the new and revised underwear machines is expected to largely offset the decline from the reduction of its major customer's volume. Given its sizable backlog, Defense segment sales would appear assured for 2012. Its customer does, however, retain the right to cancel or modify orders. The issues which delayed the startup of the new production lines for the Defense segment and the new and revised underwear lines for the Absorbent Products segment should be resolved by mid-2012. These lines provide real opportunities for enhanced profitability for both segments.

The 2012-year promises to be a challenging one. Your Company is fortunate to have a cadre of talented, dedicated, and experienced personnel and a strong balance sheet. With its people and financial strength, it is in a position to both seize opportunities and weather what storms may come.

Maryjo Cohen
Chair of the Board and President

Housewares/Small Appliance Segment

Business Climate

The economic recovery in 2011 continued at an anemic pace. While high end brick-and-mortar establishments enjoyed relatively strong sales vis-à-vis the prior year, those serving middle America, the stores primarily frequented by the consumers who purchase your Company's pressure cookers and appliances, did not fare well. Internet sales were extraordinarily strong. As some major internet retailers are primarily interested in building traffic rather than making a profit on the goods they sell, their pricing on consumer products, even after shipping and handling, were often sharper than those found at brick-and-mortar retailers. The popularity of smart phones with scanning capabilities has exacerbated the situation by turning retail establishments into internet showrooms. Instead of purchasing products of interest at a retail outlet, consumers with smart phones scan bar codes, find the lowest price on the internet, and then place their order online, all while standing in the store. This practice provided further impetus to the adoption of direct-import/private label programs that began in 2010. Not only do the sale of products purchased under these programs improve the retailer's margins, but as the products are exclusive, they also eliminate the consumer's ability to scan and purchase online. There is a trade-off, however, as frequently the products are poorly designed and of questionable quality. Given the potential returns and recalls engendered by such products, as well as the requirement to carry high levels of inventory, the direct-import/private label programs are not expected to be of a long lasting nature. While they continue, however, they have a negative impact, as they do reduce the amount of shelf and promotional space available for your Company's Housewares/Small Appliance segment's products.

An additional phenomenon, known as the "just in time" or "JIT" consumer also had a profound impact on review year shipments. Economic difficulties have ended the past consumer practice of purchasing goods in advance of need. Pantries and gift closets that were once filled with backup food and goods purchased in anticipation of needs, are now largely empty. Consumers make purchases only when they are required. That change in buying practice has made it very difficult for retailers to properly stock their shelves. In fact, retailers adjusted their purchases to reflect what appeared to be a reduction in overall demand. That adjustment became a self-fulfilling prophecy during the 2011 Christmas season. Retailers kept inventories during the season at ultra low levels. Often, when the consumer was ready to purchase, the shelf was empty.

As a result of the reduction in volume from the private label programs and the retailers' misreading of JIT demand, sales for the segment were off 16.9% from the prior year. In response to several requests from brick-and-mortar establishments to combat the loss of sales from the internet, the Company will be introducing as exclusive offerings multiple products during the latter part of 2012 under the Presto® label.

For suppliers in the housewares/small appliance industry, cost changes were a mixed bag with commodity pricing increasing during the first three-quarters of the year and then dropping by year-end to levels comparable to those which were in effect at the year's start. Chinese labor and overhead costs rose as a result of the weakness of the dollar and increases in the Chinese minimum wage. The Chinese currency, the Renminbi, strengthened vis-à-vis the U.S. dollar by 4.6%, as compared to 2010's 3.6% rise. Chinese minimum wage labor rates increased once again by 20%, the same rate of increase as in 2010. A portion of these increases were offset by reduced ocean freight costs occasioned by excess shipping capacity, as new giant-sized ships, ordered during a period of rising costs, were placed in service.

The Federal Reserve's easy money policies and the budget deficits of the Congress, all but assure further devaluation of the dollar, resulting in higher Chinese labor and overhead charges and increased commodity costs. An additional 13.6% minimum wage bump has been announced in China for the 2012 year. Ocean freight rates are expected to climb significantly, as the low pricing during 2011 resulted in sizable losses to ocean carriers and has caused them to reduce the number of vessels and containers in service to secure price increases. The offering of exclusive products in 2012 under the Presto® label referenced above will also have a cost impact, given the need to tool each product and the resulting requirement to carry inventories of each item. Fortunately, some of these cost increases will be offset by planned 2012 price increases.

Doubtless your Company's Housewares/Small Appliance segment faces many difficulties in the year ahead. Unlike its competitors, however, it does have major advantages. While many of its competitors are relying on the Chinese to develop their products, the segment has its own engineering and design staff, which assures that its products are well designed and of high quality. Its suppliers are qualified and reputable. Finally, the segment has the financial resources to make advance commitments and to carry adequate inventory to service its customers, which in turn assures timely deliveries.

New Products

During 2011, the Housewares/Small Appliance segment introduced two new product lines. The first was the line of rice cookers shown at A, which include a 6-cup, 8-cup, and two 16-cup models. All prepare perfect white rice and are ultra easy and convenient to use. The 8- and 16-cup units also make sensational brown rice. The consumer simply places rice and water into a removable pot and activates the start button. When the rice is done, each cooker automatically switches to the keep-warm mode that maintains rice at the ideal serving temperature for hours. All feature nonstick coating for easy cleaning and come with a handy measuring cup and rice paddle. The larger units also each include a basket that enables the user to steam vegetables and cook rice at the same time. The



A

16-cup size is offered in two versions. One is a handsome black unit with manual controls, while the other is trimmed with stainless steel and features digital push button controls with precision settings for the preparation of white and brown rice.

The second line the segment introduced was one of space saving appliances, which include the 16-inch Electric Foldaway™ Skillet illustrated at B, above, and two appliances with removable handles, a 16-inch electric skillet shown below at C and a 22-inch griddle depicted at D. Jumbo-sized skillets and griddles are wonderful for preparing generous



B

portions, but can be a challenge to clean and store, as few fit in dishwashers and standard sinks or in cupboards. The new space saving appliances include all of the benefits of their jumbo counterparts—heavy duty castings for even heat disbursement, nonstick surfaces inside and out, Control Master® heat controls for precision temperature control—plus the ability to clean and store the appliances with ease. In the case of the Foldaway™ Skillet, as illustrated in the inset photos in B, the casting lifts off the base, the base handles fold in, and the entire base nests into the skillet casting. Each part fits comfortably into the dishwasher. The handles of the removable handle skillet and griddle remove with ease – no tools are required – for both easy cleaning and storage. All three products are as handsome as they are functional with stylish stainless steel trim. In addition, both skillets feature glass covers and convenient pouring spouts that double as handy spoon rests for stirring and serving. The segment also rounded out its line of pressure cookers with the sleekly styled 6-quart stainless steel unit shown at E and its line of corn poppers with a Theater Popper pictured at F.



E


THEATER POPPER

F



C



D

Presto Manufacturing Company
Jackson, Mississippi

Once the site of the manufacture of pressure cookers and small appliances, this facility was transformed into a warehouse in 2004 and is under the management of Canton Sales & Storage Company.

Jackson Sales and Storage Company
Jackson, Mississippi

Canton Sales & Storage Company
Canton, Mississippi

Both facilities serve as distribution centers for the Company's pressure cookers and appliances. Both also enjoy free port status and comparatively low cost ratings under shippers tariff schedules for merchandise consigned to most markets.

The importance of these operations within the Company's complex has become significantly enhanced, since logistical tasks and consequent space needs are exacerbated with overseas sourcing of the products to be stored. Stocking inventories in depth is a requirement of doing business.

National Holding Investment Company
Wilmington, Delaware

This subsidiary provides the capital for corporate growth whether by horizontal or vertical means. Funds in excess of immediate capital needs are invested in relatively risk-free, short-term instruments, thus assuring their ready availability for both internal expansion (like the new lines for the Defense and Absorbent Products segments) and acquisitions like the purchase of the less-lethal business assets described on page 8.

The Federal Reserve Board establishes the parameters for short-term investments and the return thereon. At the end of 2008, the Federal Reserve Board reduced the federal funds rate to a target of 0% to 0.25%. The Fed has announced that these low interest rates will in all probability continue through late 2014. Ultimately, the Fed's actions are expected to prove highly inflationary. In the interim they have depressed overall yields. The reduction in yields served to decrease earnings by 42.8% from 2010 levels.

Defense Segment

AMTEC Corporation
Janesville, Wisconsin

Spectra Technologies, LLC
(A subsidiary of AMTEC Corporation)
East Camden, Arkansas

Amron
(A division of AMTEC Corporation)
Antigo, Wisconsin

AMTEC Less Lethal Systems, Inc.
(A subsidiary of AMTEC Corporation)
Bull Shoals, Arkansas

AMTEC Corporation's (AMTEC) product line includes ordnance items such as low and high velocity 40mm training cartridges shown at G, non-lethal sponge grenades shown at H, and low and high explosive tactical rounds for the U.S. Government shown at I. Spectra Technologies, LLC


G
H
I

(Spectra), East Camden, Arkansas, performs load, assemble, and pack (LAP) operations for explosive ordnance as a prime contractor of the Department of Defense (DOD) and as a subcontractor for other DOD prime contractors, including AMTEC. LAP production involves the loading of explosives for ammunition and a variety of demolition devices. Amron, Antigo, Wisconsin, manufactures medium caliber cartridge cases (20mm, 25mm, 30mm and 40mm) and the 40mm body for the prime contractors to the U.S. Armed Services, which include its parent, AMTEC. AMTEC Less-Lethal Systems (ALS), Bull Shoals, Arkansas, produces smoke and tear gas grenades, specialty impact munitions, diversionary devices and stun munitions, provides support accessories like launchers and gas masks, and training for the use of these items. The products the segment produces and sells can be found on the segment's web sites, www.amteccorp.net and www.alslesslethal.com.

During the review year, sales decreased by 15.9%, while profitability declined 10.4%. The decline in shipments was principally one of timing under the 40mm program due to a variety of technical issues and represents deferred rather than lost sales. Among the issues, were requirements under the five-year contract awarded in 2010 that contractors submit for re-approval their automated acceptance inspection equipment designs; conduct new first article tests; and secure re-approval of the majority of the components and final rounds. The process produced a blizzard of paperwork, which overwhelmed all parties involved, ultimately delaying production under the 2010 contract. The situation was further exacerbated by the government's decision to move its directed loading plant to a government facility in another location, resulting in a loss of morale at the current facility, which in turn led to processing issues on product due under the original five-year contract. The new government loading facility, which is far more automated than the current one, experienced its own startup issues. Ultimately, these problems will be resolved and the shipments will be made. The withdrawal from Iraq and the planned troop reductions in Afghanistan in combination with the automatic cuts in defense spending resulting from the 2011 debt reduction "deal" are expected to have a major effect on requirements, however, should not impact the upcoming year.

The paperwork issues that delayed production under the 2010 contract, along with the garden variety of problems incident to startups, also postponed the implementation of the vertical integration planned under the new contract, i.e., the loading of the M433 low velocity tactical round at Spectra and the production of the M430 body at Amron. It is expected that these issues will be resolved by mid-2012.

Efficiencies recognized at the AMTEC, Spectra, and Amron facilities were instrumental in maintaining profitability at the levels realized. Given the fact that awards are typically made a year in advance of performance, the commitments for pricing for materials required for any given year are locked in during the prior year. As such, 2012 profitability is expected to be reduced from the levels enjoyed in 2011 in keeping with the commodity costs in effect during 2010 and 2011.

As mentioned in the Letter to Stockholders, the most significant event for the segment in 2011, was the November purchase of the assets of a less lethal munitions business and the formation of ALS. The company's products enjoy an excellent reputation. Current annual sales levels are small (approximately $8 million per year), however, should increase once the new company is fully integrated into the segment. There are many potential synergies with the existing business as the DOD is a largely untapped customer for ALS, while ALS provides access to foreign military sales opportunities, as well as police and correctional facilities for the 40mm non-lethal bullet that AMTEC currently produces. It is an unhappy fact for society that the less lethal industry is one that is poised for growth. Violent social unrest both in the U.S. and the rest of the world appears to be increasing at an alarming rate as demonstrated by riots in the Middle East, Greece, the UK, and in the various "Occupy" movements around the U.S. The products the new subsidiary sells are the most humane way of dealing with civilian violence. They protect enforcement personnel and at the same time avoid the potential for death and injury from traditional munitions.

Defense backlog at year-end 2011 was in a very healthy position. The backlog was approximately $342 million compared to the prior year's $329 million.

Absorbent Products Segment

Presto Absorbent Products, Inc. (PAPI)

Eau Claire, Wisconsin

This segment produces disposable adult briefs and underwear under private label and its own house brand, PRESTO®. Shown below in (J) through (L) are the four-colored brief packaging for its light, premium, and supreme briefs and in (M) and (N) its four-color underwear packaging for its premium, and its newest product, its FlexRight™ stretch underwear. These products can also be found on its web site, www.prestoabsorbent.com.


Presto
Briefs/Caleçons/Pañales
Presto Plus
Briefs/Caleçons/Pañales
Presto Supreme
Briefs/Caleçons/Pañales
18
18
18

J K L


Presto Plus
UNDERWEAR
Sous-vêtement/Ropa interior
EXTRA
Large
Grand
Grande
18
Presto Supreme
FLEXRIGHT UNDERWEAR
Sous-vêtement/Ropa interior
HEAVY
Large
Grand
Grande
16
M N

In 2011, the Absorbent Products segment enjoyed a sizable increase in net sales from the prior year. A significant portion (81.5%) of that increase stemmed from a program initiated in 2009 to diversify its customer base. Operating profit declined from 2010 levels by $5.86 million or 72.5%. A large portion of the decline (29.0%) was due to the absence of non-recurring type events, which served to boost 2010 results, e.g., sale of obsolete equipment and the timing of rebates. A significant portion of the balance of the decline resulted from material cost increases largely precipitated by the high cost of oil in the first half of the year and shortages of the oil based resins required to make key components of the product. Such components include the poly backsheets that are used as a moisture barrier, which increased as much as 32% during the year; non wovens, the cloth-like material that forms the top and backsheet of the product (up as much as 16%), and super absorbent polymer which absorbs moisture (up as much as 22%). Material costs rose abruptly in February, peaked in June, dropped gradually thereafter, and were back by December to levels approximating 2010 year-end costs. The remaining portion of the earnings decline stemmed from inefficiencies from a myriad of factors. Delays in the installation and startup of the new underwear machine and material handling system had a major impact. A machine fire that occurred in February disrupted operations. The need to shutdown the original underwear machine for major revisions to enable it to produce product that matched that produced by the new machine was yet another significant disruption.

Early in 2012, commodity prices are projected to increase once again. There are two major influences on absorbent product material costs. As almost all of the high-cost materials are oil derivatives (e.g., non-wovens, super absorbent polymers, poly back sheets, tapes, glue), the price of oil is key. The other major influence is the U.S. dollar. Not only is the dollar the currency for oil, but it also is a determining factor for the price of fluff pulp made from Southern Georgia pine used to form the core of the product. The anticipated weakness of the U.S. currency along with the unrest in the Middle East, all but assure rising commodity costs. As in previous years, increasing prices to the segment's customers to offset anticipated commodity increases is not a realistic option. The best course of action is the implementation of the four-part strategy that had been planned for 2011, i.e., (1) introduction of new products with features that command a premium, (2) reduction of costs through modifications of product designs, (3) use of lower cost alternative materials, and (4) process changes to reduce the cost of operation. With the delays incident to the installation and revision of the machines and material handling system, most of last year's plan to offset cost increases has been deferred to 2012. The plan should be largely implemented by mid-year. Both underwear machines will be in position to produce not only gender specific underwear, i.e., apparel tailored specifically for men and women, but also products with stretch materials that provide improved comfort and fit. These products are ideal both for retail and the higher-end institutional market. At the same time, the new and revised underwear machines will enable the segment to secure cost savings on the standard underwear product that it currently sells to the institutional market. Likewise, the automated material handling system, which should be fully operational by mid year, is expected to reduce product-handling costs.

Sales-wise, 2012 will be a transition year for the segment. Its major customer, which accounted for approximately 51.7% of its volume in 2011, began producing product in its own facility in the latter part of 2011. Purchases from the customer are expected to continue in 2012, however, at a significantly reduced rate. The ongoing customer diversification program should offset much of the anticipated decline.

Although there are many challenges ahead, all in all, the future for this segment appears bright. U.S. production of absorbent products remains cost effective, as most major raw materials are still produced in the United States. In addition, transport of finished goods from foreign sources remains prohibitively expensive, due to the bulky nature of the product. Moreover, the U.S. is the ideal market for the product. The target users for disposable underwear and briefs are the incontinent, which are typically elderly. With the aging of the baby boomers, product demand is set to grow exponentially.

The products on the following pages and those shown on page 6 provide a representation of the complete Presto® Housewares/Small Appliance product line.



A



B



C



D



E

Die Cast Control Master® Appliances

Electric Skillets

Presto® electric skillets feature a heavy cast aluminum base for even heat distribution and a premium nonstick finish for stick-free cooking and easy cleaning. The Control Master® heat control accurately maintains the proper cooking temperatures and detaches for complete immersibility.

A. 16-inch Electric Skillet

Fry, grill, roast, or make one-dish meals in this extra-sized, high-sidewall skillet. Its durable EverNu™ cover won't dent, warp, or peel, and the high dome design easily accommodates large roasts, fowl or ham.

11-inch Electric Skillet also available.

B. 16-inch Electric Skillet with Glass Cover

This skillet features a generous-sized nonstick cooking surface and extra-high sidewalls along with a tempered see-through glass cover. Uniquely and beautifully styled handles enable it to double as a buffet server.

Electric Griddles

Presto has met the changing needs of today's family with these handy electric griddles. Each griddle features heavy cast aluminum construction for even heat distribution and a deluxe nonstick finish for stick-free cooking and easy cleaning. Accurate cooking temperatures are maintained automatically with the Control Master® heat control. Griddles are fully immersible with the heat control removed.

C. Tilt'nDrain™ BigGriddle® cool touch griddle

This griddle's 19- x 15-inch grilling surface cooks as many as 12 slices of french toast, 12 pancakes or 12 sandwiches at a time—50% more than standard jumbo-sized griddles. The product features special Tilt'nDrain™ handles. Pull the handles out and the cooking surface tilts to accelerate drainage of oils from bacon, sausage, hamburgers and other meats; push the handles in and the surface returns to the normal level position, ideal for eggs, pancakes, and french toast.

Cool Touch Tilt'nDrain™ Griddle with 14- x 15-inch grilling surface also available

D. Cool Touch Electric Foldaway™ Griddle

This griddle has an efficient "square" shape that holds more eggs, pancakes, and sandwiches than conventional rectangular griddles. Its exclusive Foldaway™ feature allows the legs to fold up for compact storage, saving valuable cabinet space. It stores easily in most cabinets. The griddle has a cool-touch surround with a handy slide-out drip tray.

E. 22-inch Electric Griddle

An extra-large cooking surface makes this griddle big enough for even the largest family. It offers a deluxe nonstick finish for stick-free cooking. Accurate cooking temperatures are maintained automatically with the Control Master® heat control. The griddle is fully immersible with the heat control removed. The slide-out drip tray catches grease drippings for quick cleaning.

F. Cool Touch Electric Griddle

This sleek family-size griddle offers a generous 10½- by 20-inch cooking area that is ideal for any meal or appetizer. Its protective cool-touch base features a handy slide-out drip tray that removes for easy cleaning.

16-inch Electric Griddle also available.



F

G. Liddle Griddle® mini-griddle

The perfect mini-griddle for singles and couples. Its 8½- by 10½-inch nonstick cooking surface makes one or two servings with virtually all the convenience of the larger griddles. A built-in grease well catches grease drippings for healthier cooking.



G

Indoor Grill

H. Cool Touch Electric Indoor Grill

Enjoy delicious grilled food anytime, regardless of weather, with this handy cool-touch indoor grill. Its raised-grid grilling surface allows grease drippings to drain away from food for healthier cooking. The desired cooking temperature is maintained automatically with the Control Master® heat control. Cleanup is a breeze. It includes a specially designed spatula/scraper, and grill is completely immersible and dishwasher safe with the heat control detached.



H

Multi-Cookers

I. Options™ multi-cooker/steamer

This attractive nonstick multi-cooker steams seafood, vegetables, and rice; roasts pork, beef, and poultry; boils pasta; cooks soups, stews, and casseroles; and deep fries chicken and fish. A basket is included for convenient steaming, blanching, and deep frying. The tempered glass cover allows the user to monitor cooking progress. The Control Master® heat control maintains accurate temperatures. With the heat control removed, the multi-cooker is fully immersible and dishwasher safe.



I

J. Kitchen Kettle™ multi-cooker/steamer

Remarkable versatility enables this product to be used for roasting, steaming, blanching, boiling, stewing, and simmering. Accurate cooking temperatures are maintained with the Control Master® heat control. Heavy cast aluminum construction heats evenly and resists warping. The nonstick finish, inside and out, provides stick-free cooking and easy cleaning. This unit is fully immersible in the sink or dishwasher with the heat control detached.



J


FryDaddy
A


B

Electric Die Cast Deep Fryers

A. FryDaddy® electric deep fryer

This family-sized deep fryer makes four generous servings with four cups of oil. It's great for sizzling up golden french fries, crispy chicken, and crunchy onion rings. The fryer features a preset thermostat to hold the ideal frying temperature automatically. The handy scoop stirs, separates, lifts, drains, and serves. The snap-on lid permits oil storage in the fryer without spills or odors.

GranPappy® electric deep fryer, which makes six servings with six cups of oil, is also available.

B. DualDaddy® electric deep fryer

In addition to frying up to eight servings of food, this unique fryer features a handy divider that enables two different foods to fry at the same time without intermingling. With the divider removed, the fryer's oval shape easily accommodates large pieces of chicken or fish. This fryer, like the FryDaddy® and GranPappy® deep fryers, maintains the perfect frying temperature automatically. A handy scoop stirs, separates, lifts, and drains. The snap-on lid enables oil to be stored right in the fryer to use again and again.


CoolDaddy
C

Cool Touch Deep Fryer

C. CoolDaddy® cool touch deep fryer

Fry up to six big servings of food in this compact cool-touch deep fryer, available in both white and black. The exterior handle allows food to be lowered into the oil with the cover closed to prevent spattering. The replaceable charcoal filter absorbs frying odors. Temperature settings are easily selected with the adjustable thermostat. The signal light indicates when the oil is ready for frying. The nonstick pot removes for quick and easy cleaning.


FryDaddy
D


E

Stainless Steel Appliances

D. FryDaddy® Elite electric deep fryer

This deep fryer combines fresh styling with the favored features of the original FryDaddy® deep fryer. The brushed stainless steel exterior with an anodized aluminum interior assures fast, uniform heating for frying delicious french fries, shrimp, doughnuts, appetizers, and more. Because it uses only four cups of oil to fry four servings of food, it offers fast preheat time and oil temperature recovery—saving time and money. A preset thermostat maintains the ideal frying temperature automatically. Handy scoop lifts, drains, and serves. With a handy snap-on lid, the oil stores easily without spills or odor.

GranPappy® Elite electric deep fryer, which makes six servings with six cups of oil, is also available.

E. Stainless Steel Electric Deep Fryer

Fry crispy french fries, shrimp, chicken, onion rings and more in this space-saving 1-liter size deep fryer. It is sleekly styled with a brushed stainless steel exterior and an anodized aluminum interior for fast, uniform heating. This model fries with the vented cover closed. A built-in screen helps to reduce spattering.

F. Stainless Steel Dual Basket ProFry™ immersion element deep fryer

This 12-cup capacity deep fryer offers dual baskets for frying two foods at once or extra large batches. It fries perfect, crisp food every time. The 1800-watt immersion element provides quick preheating and fast oil temperature recovery. The handy oblong-shaped baskets are the ideal shape for frying large pieces of chicken or fish. A variety of cooking temperatures can be selected with the adjustable thermostat, and the handy signal light indicates when the oil is ready for frying. The cover with filter is included to reduce spattering and odors. Both the heating element and enameled pot remove for easy cleanup.

Stainless Steel Digital ProFry™, a single basket 9-cup immersion fryer with electronic controls, also available.



F

G. Stainless Steel Electric Wok

Prepare healthy, delicious stir-fry meals in this easy-to-use electric wok. A 1500-watt heating element provides the high searing temperature needed for stir-fry cooking, while the Control Master® heat control automatically maintains the desired cooking temperature. The wok is made of luxurious stainless steel with an aluminum-clad base to ensure fast, uniform cooking. Wok and tempered glass cover are fully immersible and dishwasher safe.



G

H. 12-inch Electric Stainless Steel Skillet

This luxurious skillet with high sidewalls and a tempered glass cover is convenient for every meal and makes a charming presentation on the counter top and table when entertaining. An aluminum-clad bottom ensures ultra fast heat-up and even distribution of heat. The Control Master® heat control maintains cooking temperatures automatically.



H

I. Stainless Steel Options™ electric multi-cooker

This stainless steel version of the Options™ multi-cooker roasts, boils, steams, stews, simmers and fries. An aluminum-clad bottom assures fast, uniform heating. The Control Master® heat control provides a full range of heat selections and automatically maintains the temperature setting. A dual position handle on the basket provides the versatility to steam, blanch, and deep fry. Multi-cooker, basket, and cover are fully immersible and dishwasher safe with the heat control removed.



I



A



B



C



D



E

Stainless Steel Appliances

A. FlipSide™ Belgian waffle maker

This handsomely-styled waffle maker bakes an extra large and thick Belgian waffle. The key to the product is the flip mechanism which enables the unit to rotate 180 degrees for a waffle with a crisp exterior and a fluffy, tender interior. After use, the unique flip mechanism also enables the waffle maker to lock in the vertical position for compact, space-saving storage. A conveniently located digital timer at the base of the unit signals when the waffle is done. Heavy die cast waffle grids are coated with a premium nonstick coating insuring fast heat-up, speedy cooking, perfect browning and easy release every time.

B. 12-cup Stainless Steel Coffee Maker

Great-tasting coffee is brewed at cup-a-minute speed in this automatic electric coffee maker. It makes 2 to 12 cups of rich, flavorful coffee, then keeps it piping hot automatically. A signal light indicates when coffee is ready to serve. Stainless steel construction ensures lasting beauty and easy cleaning.

6-cup Stainless Steel Coffee Maker also available.

Convenience Appliances

C. Pizzazz® Plus rotating oven

The Pizzazz® Plus not only bakes the perfect pizza but also provides the ultimate in convenience for preparing delectable appetizers (fresh or frozen), toasted sandwiches, and favorite frozen foods like chicken wings, jalapeño poppers, and fish fillets. It even bakes cookies and cinnamon rolls using the ready-to-use dough found in grocers' frozen food and refrigerator cases. Its rotating tray assures perfect, even baking. Separately controlled top and bottom heating elements enable custom results—from soft to crunchy bottoms, and from lightly baked to delightfully browned tops. And it is fast—unlike ordinary ovens, there is no preheating. It also saves up to 60% in energy compared to conventional ovens. Cleaning is easy too—the removable nonstick baking pan wipes clean and is compact for convenient storage.

D. Electric Tea Kettle

This contemporary tea kettle successfully combines service with style. Boasting speed faster than a microwave, it boils up to a full quart of water superfast for tea, instant coffee, hot chocolate, gelatin desserts, or a quick cup of soup. A built-in whistle alerts the user when water has reached a boil. An internal thermostat automatically shuts the kettle off if it boils dry.

E. Heat 'n Steep® electric tea kettle

This versatile five-cup tea kettle not only heats water, but also steeps most any type of tea. A built-in thermometer, complete with a color-coded temperature guide, enables the user to determine the point at which the water is at the correct temperature for brewing green, white, oolong, black, red, and herbal teas. A special infuser for loose tea or tea bags locks on to the tea kettle lid when the water is at the correct temperature, or alternatively can be used in a cup to brew an individual serving of tea. The kettle's built-in electronic timer is then set to the exact steeping time required for the specific tea being brewed. The result—a perfect pot or cup of tea every time. The tea kettle shuts off automatically if it is boiled dry.

Slicer/Shredders

F. SaladShooter® electric slicer/shredder

This innovative hand-held appliance slices or shreds a delightful array of fresh ingredients where they are needed--in salads, soups, pizzas, desserts and more! Its ease of handling and interchangeable slicing and shredding cones give today's cook an edge on preparing fast, nutritious meals every day. The motorized base wipes clean, and all other parts are fully immersible and dishwasher safe. Its compact size makes it easy to store.



F

G. Professional SaladShooter® electric slicer/shredder

While retaining the features of the original slicer/shredder, this step-up model provides professional size, power, and capacity. The extra-large food chamber holds whole potatoes and more. Adapting to large or small loads is easily achieved with an adjustable food guide. Four processing cones enable this unit to make thick and thin slices, ripple cuts, and shreds. A funnel guide is also provided to direct ingredients precisely where desired.



G

Popcorn Poppers

H. Electric Stirring Popper

Pop great-tasting popcorn in this big six-quart stirring popper. It utilizes a unique scalloped stirring arm to evenly distribute kernels, assuring superb popping performance. The popper makes both delicious classic and kettle corn quickly, easily, and automatically, with virtually no unpopped kernels. The transparent cover lets you see the corn pop and doubles as a handy serving bowl. A built-in butter melter distributes butter over corn as it pops. The nonstick popping surface makes cleanup easy. Base nests inside cover for compact storage.

Orville Redenbacher's Stirring Popper by Presto also available.*



H

I. PopLite® hot air corn popper

Pop with hot air, not oil, for a terrific low-calorie snack. This unit pops regular or gourmet popping corn into delicious puffs of popcorn with no saturated fats or added calories. The product is fast, popping up to 18 cups of gourmet popcorn in less than 2½ minutes with virtually no unpopped kernels. For butter lovers, the detachable butter cup conveniently melts butter and doubles as a handy measuring cup.

Orville Redenbacher's Hot Air Popper by Presto also available.*



I

J. PowerPop® microwave multi-popper

This popper has truly proven itself as the microwave popper that really works. It makes up to three quarts of fluffy, delicious popcorn with virtually no unpopped kernels. Popcorn can be prepared with butter for a true butter flavor or without shortening for a lighter, low-fat snack. Its superior performance has given it the endorsement of Orville Redenbacher's* Gourmet Popping Corn. The popper bowl and cover are fully immersible and dishwasher safe.



J

**Orville Redenbacher's is a registered trademark of ConAgra Foods, Inc.*



A

Convenience Appliances

A. PowerCrisp™ microwave bacon cooker

Make crisp, delicious bacon in your microwave oven with this special bacon cooker. Bacon cooks leaner and healthier than pan-fried because the fat drips away from the bacon into a deep base. An easy-grasp handle wraps around the entire base so it's always within reach. The bacon cooker is fully immersible and dishwasher safe. Removable cooking racks separate and stack in the base for easy storage.



B



C

Knife Sharpeners

B. EverSharp® electric knife sharpener

This handy appliance produces professional sharpening results at home on household and sporting knives. The two-stage system grinds the blade to a perfect sharpening angle, then fine hones and polishes it. Blade guides are preset at exact angles to hold the blade against the Sapphirite™ sharpening wheels with absolute precision.

C. Professional EverSharp® three stage electric knife sharpener

This professional model of the EverSharp® electric knife sharpener features a three-stage sharpening system with a special blade selector to easily and precisely sharpen kitchen and sport knives at home. The blade selector adjusts the blade guides to the optimum sharpening angle for the specific knife being sharpened: thick for hunting knives, medium for chef's knives and standard kitchen knives, and thin for light blades such as fillet and paring knives. It even sharpens santoku knives. The three-stage sharpening system utilizes two special Sapphirite™ grinding wheels to create a precision angle and an extra-fine-grit ceramic wheel to polish the blade to a razor sharp edge.

Dual-Stage Manual Knife Sharpener, Single-Stage Manual Knife Sharpener, and 8-inch Diamond Sharpening Steel also available.



D

Electric Heater

D. HeatDish® Plus parabolic electric heater

This heater keeps the user toasty warm, even in a large, chilly room, with heat that is felt directly, almost instantly, without first heating the entire room. A parabolic reflector focuses energy like a satellite dish, delivering heat that feels like three times that provided by 1500-watt convection heaters. As it uses only 1000 watts, it saves energy and money. It can help save enough on electric bills to pay for itself in as little as one year. The top-mounted thermostatic control provides an infinite range of heat settings, and a recessed handle makes it easy to carry the heater from room to room. A loud buzzer sounds if tip-over occurs while the element is energized. The heater also automatically shuts off in case of tip-over or overheating.

Pressure Cookers, Pressure Canners, and Accessories

E. & F. Pressure Cookers

Presto® pressure cookers are the ideal cooking tool for today's busy lifestyle. Meals with poultry, meat, fish, rice, and vegetables cook to perfection in minutes—three to ten times faster than ordinary cooking methods. With the handy cooking rack in place, several foods can cook at once with no intermingling of flavors, colors, and odors. The cover lock indicator shows at a glance if there's pressure inside the cooker. Presto® pressure cookers are available in polished aluminum and in luxurious, gleaming stainless steel in a variety of sizes. Shown at E is the 6-Quart Stainless Steel Pressure Cooker. Its tri-clad impact-welded base assures uniform heat distribution, making it both practical and beautiful. Illustrated at F is the 6-Quart Aluminum Pressure Cooker. Its durable aluminum construction provides quick and even heating at an economical price.

Aluminum models also available in 4- and 8-quart sizes.
Stainless steel model also available in 4-quart size.



E



F

G. 8-Quart Stainless Steel Pressure Cooker with Quick Pressure/Steam Release

This pressure cooker is crafted of gleaming stainless steel. Fast, even heating is assured with a tri-clad base featuring a layer of aluminum sandwiched between two layers of stainless steel. It features a quick pressure/steam release system that expedites the cooling process. A handy stainless steel steamer basket allows several foods to cook at once.



G

H. Pressure Canners with Readable Steam Gauge

Presto® pressure canners provide convenient home canning of vegetables, fruits, meats, and seafood. Pressure canning offers the only safe method of preserving low-acid foods according to the USDA. These deluxe canners feature a readable steam gauge for accurate pressure control. The air vent/cover lock allows pressure to build only when the cover is fully closed and prevents the cover from being opened until pressure is safely reduced. Canners are constructed of strong, warp-resistant aluminum for fast, even heating.

Available in liquid capacities of 16- and 23-quart sizes. (23-quart size shown).
Also available without steam gauge in 16-quart liquid capacity size.



H

I. 7-Function Canning Kit

This six-piece canning kit provides a complete set of accessories for home canning. Included in the kit are a digital timer, canning funnel, combination bubble remover/lid lifter, jar lifter, jar wrench, and kitchen tongs. The easy-to-use timer counts down processing times from any setting up to 99 minutes and 59 seconds. The timer also counts up and has a clip, easel stand, and magnet for use or storage on metal surfaces.



I

J. 4-in-one Clock/Timer

This handsome timer offers four handy functions in one compact unit—timer, stopwatch, calendar, and clock. The easy-to-read digital display shows hours, minutes, and seconds. It times up to 24 hours with a loud electronic tone that signals when time is up. As many as four activities can be timed at once. The memory stores three different timer settings. The special clip-on back converts to an easel stand and has a magnet that adheres to metal surfaces. A heavy-duty battery is included.

Electronic Digital Timer also available.



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National Presto Industries, Inc.

Consolidated Balance Sheets

(Dollars in thousands except share and per share data) DECEMBER 31,	2011		2010	
ASSETS				
CURRENT ASSETS:				
Cash and cash equivalents		$ 73,995		$ 49,719
Marketable securities		59,360		101,005
Accounts receivable	$ 74,995		$ 91,642	
Less allowance for doubtful accounts	1,361	73,634	527	91,115
Inventories:				
Finished goods	32,759		37,144	
Work in process	50,462		37,040	
Raw materials	11,285	94,506	8,948	83,132
Deferred tax assets		6,140		6,268
Other current assets		21,270		14,301
Total current assets		328,905		345,540
PROPERTY, PLANT AND EQUIPMENT:				
Land and land improvements	1,955		1,946	
Buildings	29,348		25,527	
Machinery and equipment	90,305		79,626	
	121,608		107,099	
Less allowance for depreciation and amortization	57,340	64,268	48,991	58,108
GOODWILL		18,468		11,485
		$ 411,641		$ 415,133
LIABILITIES				
CURRENT LIABILITIES:				
Accounts payable		$ 48,344		$ 44,298
Federal and state income taxes		1,567		5,859
Accrued liabilities		16,035		16,572
Total current liabilities		65,946		66,729
DEFERRED INCOME TAXES		9,405		4,467
COMMITMENTS AND CONTINGENCIES				
STOCKHOLDERS' EQUITY				
Common stock, $1 par value: Authorized: 12,000,000 shares at December 31, 2011 and 2010 Issued: 7,440,518 shares at December 31, 2011 and 2010 Outstanding: 6,875,001 and 6,865,150 shares at December 31, 2011 and 2010, respectively	$ 7,441		$ 7,441	
Paid-in capital	3,539		2,738	
Retained earnings	342,873		351,571	
Accumulated other comprehensive income	72		129	
	353,925		361,879	
Treasury stock, at cost, 565,517 and 575,368 shares at December 31, 2011 and 2010, respectively	17,635		17,942	
Total stockholders' equity		336,290		343,937
		$ 411,641		$ 415,133

The accompanying notes are an integral part of the consolidated financial statements.

National Presto Industries, Inc.

Consolidated Statements of Earnings

(Dollars in thousands except share and per share data)

FOR THE YEARS ENDED DECEMBER 31,	2011	2010	2009
Net sales	$431,021	$479,000	$478,468
Cost of sales	337,262	365,426	368,376
Gross profit	93,759	113,574	110,092
Selling and general expenses	19,775	16,492	18,745
Operating profit	73,984	97,082	91,347
Other income, principally interest	1,041	2,273	3,050
Earnings before provision for income taxes	75,025	99,355	94,397
Provision for income taxes	27,057	35,824	31,821
Net earnings	$ 47,968	$ 63,531	$ 62,576
Weighted average common shares outstanding:			
Basic	6,871	6,862	6,854
Diluted	6,872	6,862	6,854
Net earnings per share:			
Basic	$ 6.98	$ 9.26	$ 9.13
Diluted	$ 6.98	$ 9.26	$ 9.13

The accompanying notes are an integral part of the consolidated financial statements.

National Presto Industries, Inc.

Consolidated Statements of Stockholders' Equity

(Dollars in thousands except share and per share data)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010, 2009	SHARES OF COMMON STOCK OUTSTANDING	COMMON STOCK	PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED COMPREHENSIVE INCOME (LOSS)	TREASURY STOCK	TOTAL
Balance December 31, 2008	6,848	$7,441	$1,735	$319,362	$536	$(18,469)	$310,605
Net earnings	–	–	–	62,576	–	–	62,576
Unrealized gain on available-for-sale securities, net of tax	–	–	–	–	107	–	107
Total comprehensive income	–	–	–	–	–	–	62,683
Dividends paid, $5.55 per share	–	–	–	(38,008)	–	–	(38,008)
Other	10	–	302	–	–	290	592
Balance December 31, 2009	6,858	7,441	2,037	343,930	643	(18,179)	335,872
Net earnings	–	–	–	63,531	–	–	63,531
Unrealized loss on available-for-sale securities, net of tax	–	–	–	–	(514)	–	(514)
Total comprehensive income	–	–	–	–	–	–	63,017
Dividends paid, $8.15 per share	–	–	–	(55,889)	–	–	(55,889)
Other	7	–	701	(1)	–	237	937
Balance December 31, 2010	6,865	7,441	2,738	351,571	129	(17,942)	343,937
Net earnings	–	–	–	47,968	–	–	47,968
Unrealized loss on available-for-sale securities, net of tax	–	–	–	–	(57)	–	(57)
Total comprehensive income	–	–	–	–	–	–	47,911
Dividends paid, $8.25 per share	–	–	–	(56,665)	–	–	(56,665)
Other	10	–	801	(1)	–	307	1,107
Balance December 31, 2011	6,875	$7,441	$3,539	$342,873	$ 72	$(17,635)	$336,290

The accompanying notes are an integral part of the consolidated financial statements.

National Presto Industries, Inc.

Consolidated Statements of Cash Flows

FOR THE YEARS ENDED DECEMBER 31,	2011	*(Dollars in thousands)* 2010	2009
Cash flows from operating activities:			
Net earnings	$ 47,968	$ 63,531	$ 62,576
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:			
Provision for depreciation	9,037	8,637	8,738
Deferred income taxes	5,096	(399)	(33)
Other	628	(790)	682
Changes in operating accounts:			
Accounts receivable, net	17,973	1,244	(16,765)
Inventories	(10,284)	(14,557)	3,145
Other current assets	(6,729)	(5,604)	(5,362)
Accounts payable and accrued liabilities	(711)	6,138	7,090
Federal and state income taxes	(4,292)	(432)	2,074
Net cash provided by operating activities	58,686	57,768	62,145
Cash flows from investing activities:			
Marketable securities purchased	(40,962)	(45,464)	(78,486)
Marketable securities – maturities and sales	82,521	62,109	81,426
Acquisition of property, plant and equipment	(15,003)	(17,972)	(3,337)
Sale of property, plant and equipment	6	1,365	71
Acquisition of business, net of cash acquired	(4,526)	–	–
Other	(220)	(1,580)	228
Net cash provided by (used in) investing activities	21,816	(1,542)	(98)
Cash flows from financing activities:			
Dividends paid	(56,665)	(55,889)	(38,008)
Other	439	408	243
Net cash used in financing activities	(56,226)	(55,481)	(37,765)
Net increase in cash and cash equivalents	24,276	745	24,282
Cash and cash equivalents at beginning of year	49,719	48,974	24,692
Cash and cash equivalents at end of year	$ 73,995	$ 49,719	$ 48,974
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Income taxes	$ 26,686	$ 36,479	$ 30,663

The accompanying notes are an integral part of the consolidated financial statements.

National Presto Industries, Inc.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(1) Use of Estimates in the Preparation of Financial Statements
In preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and related revenues and expenses. Actual results could differ from the estimates used by management.

(2) Principles of Consolidation
The consolidated financial statements include the accounts of National Presto Industries, Inc. and its subsidiaries, all of which are wholly-owned. All material intercompany accounts and transactions are eliminated. For a further discussion of the Company's business and the segments in which it operates, please refer to Note L.

(3) Fair Value of Financial Instruments
The Company utilizes the methods of determining fair value as described in Financial Accounting Standard Board ("FASB") Accounting Standard Codification ("ASC") 820, *Fair Value Measurements and Disclosures* to value its financial assets and liabilities. ASC 820 utilizes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The carrying amount for cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximates fair value due to the immediate or short-term maturity of these financial instruments.

(4) Cash, Cash Equivalents and Marketable Securities
Cash and Cash Equivalents: The Company considers all highly liquid marketable securities with an original maturity of three months or less to be cash equivalents. Cash equivalents include money market funds and certificates of deposit. The Company deposits its cash in high quality financial institutions. The balances, at times, may exceed federally insured limits. Certificates of deposit are reported at par value, and money market funds are reported at fair value determined using quoted prices in active markets for identical securities (Level 1, as defined by FASB ASC 820).

The Company's cash management policy provides for its bank disbursement accounts to be reimbursed on a daily basis. Checks issued but not presented to the bank for payment of $5,313,000 and $2,788,000 at December 31, 2011 and 2010, respectively, are included as reductions of cash and cash equivalents or bank overdrafts in accounts payable, as appropriate.

Marketable Securities: The Company has classified all marketable securities as available-for-sale which requires the securities to be reported at fair value, with unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity. Highly liquid, tax-exempt variable rate demand notes with put options exercisable in three months or less are classified as marketable securities. Also included are certificates of deposit with maturities greater than three months.

At December 31, 2011 and 2010, cost for marketable securities was determined using the specific identification method. A summary of the amortized costs and fair values of the Company's marketable securities at December 31 is shown in the following table. All of the Company's marketable securities are classified as Level 2, as defined by FASB ASC 820, with fair values determined using significant other observable inputs, which include quoted prices in markets that are not active, quoted prices of similar securities, recently executed transactions, broker quotations, and other inputs that are observable. There were no transfers into or out of Level 2 during 2011.

(In thousands)	MARKETABLE SECURITIES			
	AMORTIZED COST	FAIR VALUE	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES
December 31, 2011				
Tax-exempt Municipal Bonds	$ 26,214	$ 26,326	$ 128	$ 16
Variable Rate Demand Notes	33,034	33,034	—	—
Total Marketable Securities	$ 59,248	$ 59,360	$ 128	$ 16
December 31, 2010				
Tax-exempt Municipal Bonds	$ 62,339	$ 62,537	$ 354	$156
Variable Rate Demand Notes	37,779	37,779	—	—
Certificates of Deposit	689	689	—	—
Total Marketable Securities	$100,807	$101,005	$ 354	$156

Proceeds from sales of marketable securities totaled $82,521 in 2011, $62,109,000 in 2010, and $81,426,000 in 2009. There were no gross gains or gross losses related to sales of marketable securities during the years ended December 31, 2011, 2010, and 2009. Net unrealized gains (losses) are reported as a separate component of accumulated other comprehensive income and were gains of $112,000, $198,000 and $990,000 before taxes at December 31, 2011, 2010, and 2009, respectively. No unrealized gains were reclassified out of accumulated other comprehensive income (loss) during the years ended December 31, 2011, 2010, and 2009.

The contractual maturities of the marketable securities held at December 31, 2011 are as follows: $8,288,000 within one year; $17,193,000 beyond one year to five years; $12,654,000 beyond five years to ten years, and $21,225,000 beyond ten years.

All of the instruments in the beyond five year ranges, with the exception of $4,804,000 of tax-exempt municipal bonds with maturities between five and seven years, are variable rate demand notes which as noted above can be tendered for cash at par plus interest within seven days. Despite the stated contractual maturity date, to the extent a tender is not honored, the notes become immediately due and payable.

(5) Accounts Receivable

The Company's accounts receivable are related to sales of products. Credit is extended based on prior experience with the customer and evaluation of customers' financial condition. Accounts receivable are primarily due within 30 to 60 days. The Company does not accrue interest on past due accounts receivable. Receivables are written off only after all collection attempts have failed and are based on individual credit evaluation and the specific circumstances of the customer. The allowance for doubtful accounts represents an estimate of amounts considered uncollectible and is determined based on the Company's historical collection experience, adverse situations that may affect the customer's ability to pay, and prevailing economic conditions.

(6) Inventories

Housewares/Small Appliance segment inventories are stated at the lower of cost or market with cost being determined principally on the last-in, first-out (LIFO) method. Inventories for the Defense and Absorbent Products segments are stated at the lower of cost or market with cost being determined on the first-in, first-out (FIFO) method.

(7) Property, Plant and Equipment

Property, plant and equipment are stated at cost. For machinery and equipment, all amounts which are fully depreciated have been eliminated from both the asset and allowance accounts. Straight-line depreciation is provided in amounts sufficient to charge the costs of depreciable assets to operations over their service lives which are estimated at 15 to 40 years for buildings, 3 to 10 years for machinery and equipment, and 15 to 20 years for land improvements. The Company reviews long lived assets consisting principally of property, plant, and equipment, for impairment when material events and changes in circumstances indicate the carrying value may not be recoverable.

(8) Goodwill

The Company recognizes the excess cost of acquired entities over the net amount assigned to the fair value of assets acquired and liabilities assumed as goodwill. Goodwill is tested for impairment on an annual basis at the start of the fourth quarter and between annual tests whenever an impairment is indicated, such as the occurrence of an event that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Impairment losses are recognized whenever the implied fair value of goodwill is less than its carrying value. No goodwill impairments were recognized during 2011, 2010, or 2009. The Company's goodwill as of December 31, 2011 and 2010 was $18,468,000 and $11,485,000, respectively, relating entirely to its Defense Products segment, which had zero cumulative impairment charges at December 31, 2011. During 2011, $6,983,000 was added to goodwill as a result of the acquisition of the assets of ALS Technologies, Inc., more fully described in Note P. The acquisition purchase price allocation to goodwill is preliminary and will be finalized in 2012 upon the completion of a business valuation. The Absorbent Products segment value of goodwill was $0, with cumulative impairment charges of $4,648,000, at both December 31, 2011 and 2010. The Company has no recorded intangible assets, other than goodwill.

(9) Revenue Recognition

For all of its segments, the Company recognizes revenue when product is shipped or title passes pursuant to customers' orders, the price is fixed and collection is reasonably assured. For the Housewares/Small appliance segment, the Company provides for its 60-day over-the-counter return privilege and warranties at the time of shipment. Net sales for this segment are calculated by deducting early payment discounts and cooperative advertising allowances from gross sales. The Company records cooperative advertising allowances when revenue is recognized. See Note A(10) for a description of the Company's policy for sales returns.

(10) Sales and Returns

Sales are recorded net of estimated discounts and returns. The latter pertain primarily to warranty returns, returns of seasonal items, and returns of those newly introduced products sold with a return privilege. The calculation of warranty returns is based in large part on historical data, while seasonal and new product returns are primarily developed using customer provided information.

(11) Shipping and Handling Costs

In accordance with FASB ASC 605-45, *Revenue Recognition*, the Company includes shipping and handling revenues in net sales and shipping costs in cost of sales.

(12) Advertising

The Company's policy is to expense advertising as incurred and include it in selling and general expenses. Advertising expense was $70,000, $9,000, and $237,000 in 2011, 2010, and 2009, respectively.

(13) Accumulated Other Comprehensive Income

The $72,000 and $129,000 of accumulated comprehensive income at December 31, 2011 and 2010, respectively, relate to the unrealized gain on the Company's available-for-sale marketable security investments. These amounts are recorded net of tax effect of $40,000 and $69,000 for 2011 and 2010, respectively.

(14) Product Warranty

The Company's Housewares/Small Appliance segment's products are generally warranted to the original owner to be free from defects in material and workmanship for a period of 1 to 12 years from date of purchase. The Company allows a 60-day over-the-counter initial return privilege through co-operating dealers. The Company services its products through a corporate service repair operation. The Company estimates its product warranty liability based on historical percentages which have remained relatively consistent over the years.

The product warranty liability is included in accounts payable on the balance sheet. The following table shows the changes in product warranty liability for the period:

	(In thousands)	
YEAR ENDED DECEMBER 31	2011	2010
Beginning balance January 1	$326	$405
Accruals during the period	523	353
Charges/payments made under the warranties	(508)	(432)
Balance December 31	$341	$326

(15) Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation – Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, net of estimated forfeitures. As more fully described in Note F, the Company awards non-vested restricted stock to employees and executive officers.

(16) Income Taxes

Deferred income tax assets and liabilities are recognized for the differences between the financial and income tax reporting bases of assets and liabilities based on enacted tax rates and laws. The deferred income tax provision or benefit generally reflects the net change in deferred income tax assets and liabilities during the year. The current income tax provision reflects the tax consequences of revenues and expenses currently taxable or deductible on various income tax returns for the year reported. Income tax contingencies are accounted for in accordance with FASB ASC 740, *Income Taxes*. See Note H for summaries of the provision, the effective tax rates, and the tax effects of the cumulative temporary differences resulting in deferred tax assets and liabilities.

(17) Recently Issued Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update ("ASU") No. 2010-06, *Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements*, to provide amendments to Subtopic 820-10 that require new disclosures about transfers into and out of Level 1 and Level 2 of the fair value hierarchy and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. Specifically, for assets and liabilities that are measured at fair value on a recurring basis in periods after initial recognition (e.g., trading securities), this ASU requires: separate disclosure of the amount of significant transfers between Levels 1 and 2 and a description of the reasons for the transfers; and separate information about purchases, sales, issuances, and settlements, on a gross basis, in the reconciliation of Level 3 fair value measurements valued using significant unobservable inputs. ASU 2010-06 clarifies existing disclosures as follows:

Level of disaggregation: An entity should provide fair value measurement disclosures for each class of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the statement of financial position. An entity needs to use judgment in determining the appropriate classes of assets and liabilities.

Disclosures about inputs and valuations techniques: An entity should provide disclosures about the valuation techniques (i.e., the income, market, or cost approaches) and input used to measure fair value for both recurring and nonrecurring fair value measurements. Those disclosures are required for fair value measurements that fall in either Level 2 or Level 3.

ASU 2010-06 also includes conforming amendments to the guidance on employers' disclosures about postretirement benefit plan assets (Subtopic 715-20), which include a change in terminology from *major categories* of assets to *classes* of assets and a cross-reference to the guidance in Subtopic 820-10 on how to determine appropriate classes to present fair value disclosures. This ASU is effective for interim and annual reporting periods beginning after December 15, 2009, except for the separate disclosures about purchases, sales, issuance and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, comparative disclosures are required for periods ending after initial adoption. Early adoption is permitted. Except for the separate disclosures about purchases, sales, issuance and settlements in the roll forward of activity in Level 3 fair value measurements, the Company adopted ASU 2010-06 during the first quarter of 2010, which did not have a material effect on the Company's consolidated financial statements. The Company adopted the separate disclosures about purchases, sales, issuance and settlements in the roll forward of activity in Level 3 fair value measurements during the first quarter of 2011, which did not have a material effect on the Company's consolidated financial statements.

In May 2011, the FASB issued ASU No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.* The amendments in this ASU generally represent clarifications of Topic 820, but also include some instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. This ASU results in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. GAAP and IFRSs. The amendments in this ASU are to be applied prospectively. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. Early application by public entities is not permitted. The Company will adopt the methodologies prescribed by ASU 2011-04 by the date required, and does not anticipate that the ASU will have a material effect on its financial position or results of operations.

In June 2011, the FASB issued ASU No. 2011-05, *Amendments to Topic 220, Comprehensive Income.* Under the amendments in this ASU, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. This ASU eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The amendments in this ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The amendments in this ASU should be applied retrospectively. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted, because compliance with the amendments is already permitted. The amendments do not require any transition disclosures. In December 2011, the FASB deferred the requirement to present reclassification adjustments for each component of accumulated other comprehensive income in both net income and other comprehensive income with the issuance of ASU 2011-12, *Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05.* Companies are required to either present amounts reclassified out of other comprehensive income on the face of the financial statements or disclose those amounts in the notes to the financial statements. During the deferral period, there is no requirement to separately present or disclose the reclassification adjustments into net income. The effective date of the deferral is consistent with the effective date of the ASU No. 2011-05. The Company will adopt ASU 2011-5 retrospectively by the required date.

B. INVENTORIES:

The amount of inventories valued on the LIFO basis was $30,159,000 and $35,095,000 as of December 31, 2011 and 2010, respectively, and consists of housewares/small appliance finished goods. Under LIFO, inventories are valued at approximately $5,518,000 and $4,205,000 below current cost determined on a first-in, first-out (FIFO) basis at December 31, 2011 and 2010, respectively. During the years ended December 31, 2011, 2010, and 2009, $5,474,000, $601,000, and $892,000, respectively, of a LIFO layer was liquidated. The Company uses the LIFO method of inventory accounting to improve the matching of costs and revenues for the Housewares/Small Appliance segment.

The following table describes that which would have occurred if LIFO inventories had been valued at current cost determined on a FIFO basis:

Increase (Decrease) – (In thousands except per share data)

YEAR	COST OF SALES	NET EARNINGS	EARNINGS PER SHARE
2011	$(1,313)	$ 832	$ 0.12
2010	$(1,850)	$ 1,169	$ 0.17
2009	$ 2,082	$(1,357)	$(0.20)

This information is provided for comparison with companies using the FIFO basis.

Inventory for Defense, Absorbent Products, and raw materials of the Housewares/Small Appliance segments are valued under the first-in, first-out method and total $64,347,000 and $48,037,000 at December 31, 2011 and 2010, respectively. The December 31, 2011 FIFO total is comprised of $2,600,000 of finished goods, $50,462,000 of work in process, and $11,285,000 of raw material and supplies. At December 31, 2010 the FIFO total was comprised of $2,049,000 of finished goods, $37,040,000 of work in process, and $8,948,000 of raw material and supplies.

C. ACCRUED LIABILITIES:

At December 31, 2011, accrued liabilities consisted of payroll $6,472,000, product liability $6,052,000, environmental $2,250,000, and other $1,261,000. At December 31, 2010, accrued liabilities consisted of payroll $6,536,000, product liability $6,448,000, environmental $2,535,000, and other $1,053,000.

The Company is self-insured for health care costs, although it does carry stop loss and other insurance to cover health care claims once they reach a specified threshold. The Company is also subject to product liability claims in the normal course of business. It is partly self-insured for product liability claims, and therefore records an accrual for known claims and incurred but unreported claims in the Company's consolidated financial statements. The Company utilizes historical trends and other analysis to assist in determining the appropriate accrual. An increase in the number or magnitude of claims could have a material impact on the Company's financial condition and results of operations. The Company's policy is to accrue for legal fees expected to be incurred in connection with loss contingencies. See Note K for a discussion of environmental remediation liabilities.

D. TREASURY STOCK:

As of December 31, 2011, the Company has authority from the Board of Directors to reacquire an additional 504,600 shares. No shares were reacquired in 2011, 2010, or 2009. Treasury shares have been used for stock based compensation and to fund a portion of the Company's 401(k) contributions.

E. NET EARNINGS PER SHARE:

Earnings per share was calculated using the two-class method, which is an earnings allocation formula that determines earnings per share for common shareholders and each participating security according to dividends declared and participation rights in undistributed earnings.

F. STOCK-BASED COMPENSATION:

The Company, from time to time, enters into separate non-vested share-based payment arrangements with employees and executive officers under the Incentive Compensation Plan approved by stockholders on May 18, 2010, which authorized 50,000 shares to be available for grants. The Compensation Committee of the Company's Board of Directors approves stock-based compensation awards for all employees and executive officers of the Company. The Company grants restricted stock that is subject to continued employment and vesting conditions, but has dividend and voting rights, and uses the fair-market value of the Company's common stock on the grant date to measure the fair value of the awards. The fair value of restricted stock is recognized as expense ratably over the requisite serviced period, net of estimated forfeitures. The Company does not capitalize stock-based compensation costs.

During 2011 and 2010, the Company granted 3,402 and 3,328 shares of restricted stock, respectively, to 15 employees and executive officers of the Company. The restricted stock vests on specified dates in 2015 through 2017, subject to the recipients' continued employment or service through each applicable vesting date.

The Company recognized pre-tax compensation expense in the consolidated statements of earnings related to stock-based compensation of $29,000, $3,000, and $0 in 2011, 2010, and 2009, respectively. Certain accrued bonuses as of December 31, 2009 were converted to restricted stock awards during 2010. The fair value of the awards on the 2010 grant date was $238,000, which approximates the amount that was included in selling and general expense in the consolidated statement of earnings for 2009 when the bonuses were accrued.

As of December 31, 2011, there was approximately $412,000 of unrecognized compensation cost related to the restricted stock awards that is expected to be recognized over a period of 5.2 years. There were no shares of restricted stock that vested during 2011, 2010, or 2009.

The following table summarizes the activity for non-vested restricted stock:

	2011		2010	
	SHARES	WEIGHTED AVERAGE FAIR VALUE AT GRANT DATE	SHARES	WEIGHTED AVERAGE FAIR VALUE AT GRANT DATE
Non-vested at beginning of period	3,328	$109.38	–	$ 0.00
Granted	3,402	93.32	3,328	109.38
Non-vested at end of period	6,730	$101.26	3,328	$109.38

G. 401(k) PLAN:

The Company sponsors a 401(k) retirement plan that covers substantially all non-union employees. Historically, the Company matched up to 50% of the first 4% of salary contributed by employees to the plan. This matching contribution was made with common stock. Starting in 2004, the Company began to match, in cash, an additional 50% of the first 4% of salary contributed by employees plus 3% of total compensation for certain employees. Contributions made from treasury stock, including the Company's related cash dividends, totaled $1,030,000 in 2011, $904,000 in 2010, and $592,000 in 2009. In addition, the Company made cash contributions of $697,000 in 2011, $667,000 in 2010, and $634,000 in 2009 to the 401(k) Plan. The Company also contributed $369,000, $370,000, and $472,000 to the 401(k) retirement plan covering its union employees at the Amron Division of the AMTEC subsidiary during the years ended December 31, 2011, 2010, and 2009, respectively.

H. INCOME TAXES:

The following table summarizes the provision for income taxes:

(In thousands)

YEARS ENDED DECEMBER 31	2011	2010	2009
Current:			
Federal	$17,596	$30,317	$29,267
State	4,365	5,905	2,383
	21,961	36,222	31,650
Deferred:			
Federal	4,972	(996)	(34)
State	124	598	205
	5,096	(398)	171
Total tax provision	$27,057	$35,824	$31,821

The effective rate of the provision for income taxes as shown in the consolidated statements of earnings differs from the applicable statutory federal income tax rate for the following reasons:

	PERCENT OF PRE-TAX INCOME		
	2011	2010	2009
Statutory rate	35.0%	35.0%	35.0%
State tax, net of federal benefit	3.9	4.6	1.8
Tax-exempt interest and dividends	(0.5)	(0.7)	(1.1)
Other	(2.3)	(2.8)	(2.0)
Effective rate	36.1%	36.1%	33.7%

Deferred tax assets and liabilities are recorded based on the differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes. The tax effects of the cumulative temporary differences resulting in deferred tax assets and liabilities are as follows at December 31:

(In thousands)	2011	2010
Deferred tax assets		
Insurance (primarily product liability)	$2,847	$2,713
Vacation	951	885
Environmental	894	993
Goodwill	859	1,321
Other	589	356
Total deferred tax assets	$6,140	$6,268
Deferred tax liabilities		
Depreciation	9,366	$4,398
Other	39	69
Net deferred tax liabilities	9,405	$4,467
Net deferred tax assets (liabilities)	($3,265)	$1,801

The Company establishes tax reserves in accordance with FASB ASC 740, *Income Taxes*. As of December 31, 2011, the carrying amount of the Company's gross unrecognized tax benefits was $248,000 which, if recognized, would affect the Company's effective income tax rate.

The following is a reconciliation of the Company's unrecognized tax benefits for the years ended December 31, 2011 and 2010:

	(In thousands)	
	2011	2010
Balance at January 1	$ 418	$1,447
Additions for tax positions taken related to the current year	87	75
Additions for tax positions taken related to prior years	12	–
Reductions for tax positions taken related to prior years	–	(111)
Settlements	(269)	(993)
Balance at December 31	$ 248	$418

It is the Company's practice to include interest and penalties in tax expense. During the years ended December 31, 2011 and 2010, the Company accrued approximately $11,000 and $37,000 in interest, respectively.

The Company is subject to U.S. federal income tax as well as income taxes of multiple states. The Company is currently under audit by the Internal Revenue Service for the tax years 2009 and 2010. For all states in which it does business, the Company is subject to state audit statutes.

I. COMMITMENTS AND CONTINGENCIES:

The Company is involved in routine litigation incidental to its business. Management believes the ultimate outcome of this litigation will not have a material effect on the Company's consolidated financial position, liquidity, or results of operations.

J. CONCENTRATIONS:

In the Housewares/Small Appliance segment, one customer accounted for 11% of consolidated net sales for the years ended December 31, 2010 and 2009. In the Absorbent Products segment, one customer accounted for 12%, 11% and 12% of consolidated net sales for the years ended December 31, 2011, 2010, and 2009, respectively.

The Company sources most of its Housewares/Small Appliances from vendors in the Orient and as a result risks deliveries from the Orient being disrupted by labor or supply problems at the vendors, or transportation delays. Should such problems or delays materialize, products might not be available in sufficient quantities during the prime selling period. The Company has made and will continue to make every reasonable effort to prevent these problems; however, there is no assurance that its efforts will be totally effective. In addition, the Company's manufacturing contracts with its foreign suppliers contain provisions to share the impact of fluctuations in the exchange rate between the U.S. dollar and the Hong Kong dollar above and below a fixed range contained in the contracts. All transactions with the foreign suppliers were within the exchange rate range specified in the contracts during 2011, 2010, and 2009. There is no similar provision applicable to the Chinese Yuan, which until 2005 had been tied to the U.S. dollar, but which has since been allowed to float and has appreciated in value. To date, any material impact from the change in the value of the currency has been to the cost of products secured via purchase orders issued subsequent to the currency value change. Foreign transaction gains/losses are immaterial to the financial statements for all years presented.

The Company's Defense segment manufactures products primarily for the U.S. Department of Defense (DOD) and DOD prime contractors. As a consequence, this segment's future business essentially depends on the product needs and governmental funding of the DOD. During 2011, 2010, and 2009, almost all of the work performed by this segment directly or indirectly for the DOD was performed on a fixed-price basis. Under fixed-price contracts, the price paid to the contractor is awarded based on competition at the outset of the contract and therefore, with the exception of limited escalation provisions on specific materials, is generally not subject to any adjustments reflecting the actual costs incurred by the contractor. In addition, with the award of the 40mm systems contract, key components and services are provided by third party subcontractors, several of which the segment is required to work with by government edict. Under the contract, the segment is responsible for the performance of those subcontractors, many of which it does not control. The Defense segment's contracts and subcontracts contain the customary provision permitting termination at any time for the convenience of the government, with payment for any work completed, associated profit, and inventory/work in process at the time of termination. Materials used in the Defense segment are available from multiple sources. As of December 31, 2011, 208 employees of Amron, or 21% of the Company's total workforce, are members of the United Steel Workers union. The contract between Amron and the union is effective through February 28, 2015.

Raw materials for the Absorbent Products segment are commodities that are typically available from multiple sources.

K. ENVIRONMENTAL:

In May 1986, the Company's Eau Claire, Wisconsin site was placed on the United States Environmental Protection Agency's National Priorities List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 because of hazardous waste deposited on the property. As of December 31, 1998, all remediation projects required at the Company's Eau Claire, Wisconsin, site had been installed, were fully operational, and restoration activities had been completed. In addition, the Company is a member of a group of companies that may have disposed of waste into an Eau Claire area landfill in the 1960s and 1970s. After the landfill was closed, elevated volatile organic compounds were discovered in the groundwater. Remediation plans were established, and the costs associated with remediation and monitoring at the landfill are split evenly between the group and the City of Eau Claire. As of December 31, 2011, there does not appear to be exposure related to this site that would have a material impact on the operations or financial condition of the Company.

Based on factors known as of December 31, 2011, it is believed that the Company's existing environmental accrued liability reserve will be adequate to satisfy on-going remediation operations and monitoring activities both on- and off-site; however, should environmental agencies require additional studies, extended monitoring, or remediation projects, it is possible that the existing accrual could be inadequate. Management believes that in the absence of any unforeseen future developments, known environmental matters will not have any material effect on the results of operations or financial condition of the Company. The Company's environmental accrued liability on an undiscounted basis was $2,250,000 and $2,535,000 as of December 31, 2011 and 2010, respectively, and is included in accrued liabilities on the balance sheet.

Expected future payments for environmental matters are as follows:

YEARS ENDING DECEMBER 31	*(In thousands)*
2012	$ 390
2013	265
2014	249
2015	234
2016	218
Thereafter	894
	$2,250

L. BUSINESS SEGMENTS:

The Company operates in three business segments. The Company identifies its segments based on the Company's organization structure, which is primarily by principal products. The principal product groups are Housewares/Small Appliances, Defense Products, and Absorbent Products. Sales for all three segments are primarily to customers in North America.

The Housewares/Small Appliances segment designs, markets, and distributes housewares and small appliances. These products are sold primarily in the United States and Canada directly to retail outlets and also through independent distributors. As more fully described in Note J, the Company primarily sources its Housewares/Small Appliance products from non-affiliated suppliers located in the Orient. Sales are seasonal, with the normal peak sales period occurring in the fourth quarter of the year prior to the holiday season.

The Defense segment was started in 2001 with the acquisition of AMTEC Corporation, which manufactures precision mechanical and electromechanical assemblies for the U.S. government and prime contractors. During 2005, and again during 2010, AMTEC Corporation was one of two prime contractors selected by the Army to supply all requirements for the 40mm family of practice and tactical ammunition cartridges for a period of five years. AMTEC's manufacturing plant is located in Janesville, Wisconsin. During 2003, this segment was expanded with the acquisition of Spectra Technologies, LLC of East Camden, Arkansas. This facility performs Load, Assemble, and Pack (LAP) operations on ordnance-related products for the U.S. government and prime contractors. During 2006, the segment was expanded with the acquisition of certain assets of Amron, LLC of Antigo, Wisconsin, which primarily manufactures cartridge cases used in medium caliber (20-40mm) ammunition. In 2011 the segment was further augmented with the purchase of certain assets of ALS Technologies, Inc. of Bull Shoals, Arkansas, which manufactures less than lethal ammunitions.

The Absorbent Products segment was started in 2001 with the acquisition of certain assets from RMED International, Inc. forming Presto Absorbent Products, Inc. This company manufactured diapers. During 2003, this segment was expanded with the purchase of the assets of NCN Hygienic Products, Inc., a Marietta, Georgia manufacturer of adult incontinence products and training pads for dogs. Starting in 2004, the company began making adult incontinence products at the Company's facilities in Eau Claire, Wisconsin.

The segment's products are sold to distributors and other absorbent product manufacturers. In 2007, the Company completed the closure of the Georgia facility and consolidated its absorbent products manufacturing in the Eau Claire, Wisconsin facility. It no longer manufactures dog pads.

In the following summary, operating profit represents earnings before other income, principally interest income, and income taxes. The Company's segments operate discretely from each other with no shared manufacturing facilities. Costs associated with corporate activities (such as cash and marketable securities management) and the assets associated with such activities are included within the Housewares/Small Appliances segment for all periods presented.

(In thousands)	HOUSEWARES/ SMALL APPLIANCES	DEFENSE PRODUCTS	ABSORBENT PRODUCTS	TOTAL
Year ended December 31, 2011				
External net sales	$ 130,852	$202,372	$97,797	$431,021
Gross profit	27,016	62,006	4,737	93,759
Operating profit	16,716	55,049	2,219	73,984
Total assets	238,534	109,137	63,970	411,641
Depreciation and amortization	993	3,469	4,575	9,037
Capital expenditures	3,249	1,558	10,196	15,003
Year ended December 31, 2010				
External net sales	$ 157,474	$240,762	$80,764	$479,000
Gross profit	37,032	68,071	8,471	113,574
Operating profit	27,558	61,443	8,081	97,082
Total assets	256,945	106,487	51,701	415,133
Depreciation and amortization	926	3,650	4,061	8,637
Capital expenditures	1,117	3,473	13,382	17,972
Year ended December 31, 2009				
External net sales	$ 150,016	$253,789	$74,663	$478,468
Gross profit	40,336	61,866	7,890	110,092
Operating profit	30,290	54,823	6,234	91,347
Total assets	260,854	107,907	33,644	402,405
Depreciation and amortization	925	3,570	4,243	8,738
Capital expenditures	1,240	1,275	822	3,337

M. OPERATING LEASES:

The Company leases office, manufacturing, and warehouse facilities and equipment under noncancelable operating leases, many of which contain renewal options ranging from one to five years. Rent expense was approximately $806,000, $771,000, and $836,000 for the years ended December 31, 2011, 2010, and 2009, respectively. Future minimum annual rental payments required under operating leases are as follows::

YEARS ENDING DECEMBER 31	*(In thousands)*
2012	$ 391
2013	180
2014	28
2015	28
2016	28
Thereafter	44
	$ 699

N. INTERIM FINANCIAL INFORMATION (UNAUDITED):

The following represents quarterly unaudited financial information for 2011 and 2010:

(In thousands except per share data)

QUARTER	NET SALES	GROSS PROFIT	NET EARNINGS	EARNINGS PER SHARE (BASIC)	EARNINGS PER SHARE (DILUTED)
2011					
First	$ 108,886	$ 21,954	$ 11,363	$ 1.65	$1.65
Second	98,268	20,665	10,817	1.57	1.57
Third	104,861	23,657	12,386	1.80	1.80
Fourth	119,006	27,483	13,402	1.96	1.96
Total	$431,021	$93,759	$ 47,968	$ 6.98	$6.98
2010					
First	$ 106,400	$ 24,587	$ 13,199	$ 1.92	$1.92
Second	117,075	26,517	14,975	2.18	2.18
Third	113,547	24,363	13,213	1.93	1.92
Fourth	141,978	38,107	22,144	3.23	3.24
Total	$479,000	$113,574	$ 63,531	$ 9.26	$9.26

As shown above, fourth quarter sales are significantly impacted by the holiday driven seasonality of the Housewares/Small Appliance segment. This segment purchases inventory during the first three quarters to meet the sales demand of the fourth quarter. The other segments are typically non-seasonal.

O. LINE OF CREDIT AND COMMERCIAL LETTERS OF CREDIT:

The Company maintains an unsecured line of credit for short-term operating cash needs. The line of credit is renewed each year at the end of the third quarter. As of December 31, 2011 and 2010, the line of credit limit was set at $5,000,000, with $0 outstanding on both dates. The interest rate on the line of credit is reset monthly to the London Inter-Bank Offered Rate (LIBOR) plus one half of one percent. In addition, the Company had issued commercial letters of credit totaling $1,940,000 and $0 as of December 31, 2011 and 2010, respectively, related to performance on certain customer contracts. As of December 31, 2011, the entire balance of the letters of credit was unused.

P. BUSINESS ACQUISITION:

On November 1, 2011, the Company purchased the assets of ALS Technologies, Inc., a small Arkansas manufacturer of less than lethal ammunition. Products include smoke and tear gas grenades, specialty impact munitions, diversionary devices and stun munitions, support accessories like launchers and gas masks, as well as training for the use of its products. Sales for 2011, including the portion of the year prior to the purchase, were $8,046,000. The products are sold primarily to law enforcement, corrections, and military. The acquisition was immaterial to the Company's consolidated financial statements. The purchase price allocation included in the Company's financial statements is preliminary and will be finalized in 2012 upon the completion of a business valuation.

Q. OTHER:

The Company has entered into a royalty agreement with another absorbent products company. Under the agreement, it receives royalties for its trademarks, technology, know-how, and the use of equipment that embodies that technology and know-how. It also purchases and sells to the other company the requisite materials for the use of the technology. During 2011, incident to that agreement, the Company recognized material sales of $4,874,000 (classified as Net Sales) and royalty income (classified as Other Income) of $479,000. As of December 31, 2011, the assets that pertain to this agreement are as follows: Net Accounts Receivable of $3,911,000; Other Current Assets: $1,500,000; and Net Property, Plant, and Equipment: $6,771,000.

R. SUBSEQUENT EVENT:

On February 17, 2012, the Company's Board of Directors announced a regular dividend of $1.00 per share, plus an extra dividend of $5.00 per share. On March 15, 2012, a payment of $41,292,000 was made to the shareholders of record as of March 2, 2012.

performance graph (unaudited)

The performance graph compares cumulative five-year shareholder returns on an indexed basis with the Standard and Poor's 500 Composite Index (the "S&P 500 index") and companies with a December 31, 2011 market capitalization similar to the Company. The Company adopted this approach because it was unable to reasonably identify a peer group based on its industries or lines of business. The companies represented are set forth at the bottom of this page. The performance graph is not necessarily indicative of future performance.

COMPARISON OF CUMULATIVE FIVE-YEAR TOTAL RETURN


National Presto Industries, Inc.
S&P 500 Index
Peer Group
DOLLARS
350
300
250
200
150
100
50
0
2006
2007
2008
2009
2010
2011

Assumes $100 invested on December 31, 2006, in National Presto Industries, Inc. common stock, the S&P 500 Index, and Companies with Similar Market Capitalization. Total return assumes reinvestment of dividends.

Companies with a Similar Market Capitalization: Albany Intl. Corp. –CLA, Inc., Belo Corp. –SER A COM, Boyd Gaming Corp., CEC Entertainment Inc., Ceradyne Inc., Greenbrier Companies Inc., Mission NewEnergy Ltd., MTS Systems Corp., Nektar Therapeutics, Orthofix International NV, SkyWest Inc., Speedway Motorsports Inc., Stratasys Inc., Sturm Ruger & Co Inc., Swisher Hygiene Inc., WD-40 Co., Wright Medical Group Inc.

All of the companies included in the peer group for the performance graph that was contained in the 2010 Annual Report are excluded from the current peer group for all years shown in the above performance graph because the companies do not have a market capitalization between $635 million and $651 million as of December 31, 2011 and therefore do not have a market capitalization similar to that of the Company. The companies removed from the peer group are: A Clean Slate, Inc., ACI Worldwide, Inc., Clearwater Paper Corp., Constant Contact, Inc., Dineequity, Inc., Exelixis, Inc., Finish Line, Inc. –CL A, Genesco, Inc., Grand Canyon Education, Inc., Interface Inc. –CL A, J&J Snack Foods Corp., K12 Inc., Lions Gate Entertainment CP, Mellanox Technologies, Ltd., NACCO Industries –CL A, Stec, Inc., Telvant Git SA

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
National Presto Industries, Inc.
Eau Claire, Wisconsin

We have audited the accompanying consolidated balance sheets of National Presto Industries, Inc. as of December 31, 2011 and 2010 and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. In connection with our audits of the financial statements, we have also audited the accompanying Schedule II, Valuation and Qualifying Accounts. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedule. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Presto Industries, Inc. at December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), National Presto Industries, Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 15, 2012 expressed an adverse opinion thereon.

/s/ BDO USA, LLP
Milwaukee, Wisconsin
March 15, 2012

National Presto Industries, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-looking statements in this Management's Discussion and Analysis of Financial Condition and Results of Operations, elsewhere in this Company's 2011 Annual Report to Shareholders, in the Form 10-K, in the Proxy Statement for the annual meeting to be held May 15, 2012, and in the Company's press releases and oral statements made with the approval of an authorized executive officer are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. There are certain important factors that could cause results to differ materially from those anticipated by some of the statements made herein. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed herein and in the notes to consolidated financial statements, among the other factors that could cause actual results to differ materially are the following: consumer spending and debt levels; interest rates; continuity of relationships with and purchases by major customers; product mix; the benefit and risk of business acquisitions; competitive pressure on sales and pricing; increases in material, freight/shipping, or production cost which cannot be recouped in product pricing; delays or interruptions in shipping or production from machine issues; work or labor disruptions stemming from a unionized work force; changes in government requirements and funding of government contracts; failure of subcontractors or vendors to perform as required by contract; the efficient startup and utilization of capital equipment investments; and political actions of federal and state governments which could have an impact on everything from the value of the U.S. dollar vis-à-vis other currencies to the availability of affordable labor and energy. Additional information concerning these and other factors is contained in the Company's Securities and Exchange Commission filings, copies of which are available from the Company without charge.

2011 compared to 2010

Readers are directed to Note L, "Business Segments," to the Consolidated Financial Statements for data on the financial results of the Company's three business segments for the years ended December 31, 2011 and 2010.

On a consolidated basis, sales decreased by $47,979,000 (10%), gross margins decreased by $19,815,000 (17%), and selling and general expense increased by $3,283,000 (20%). Other income, principally interest, decreased by $1,232,000 (54%), while earnings before provision for income taxes decreased by $24,330,000 (25%), and net earnings decreased by $15,563,000 (25%). Details concerning these changes can be found in the comments by segment found below.

Housewares/Small Appliances net sales decreased $26,622,000 from $157,474,000 to $130,852,000, or 17%, which was primarily attributable to a decrease in units shipped, largely attributed to the growing retail trend of purchasing private label products, coupled with a phenomenon known as the just in time consumer, resulting in the retailers' failure to maintain adequate stock when the consumers were ready to make a purchase. Both trends are expected to result in a reduction of volume during the first half 2012. Exclusive products will be introduced in the latter part of the year to counter the first trend. Defense net sales decreased by $38,390,000, from $240,762,000 to $202,372,000, or 16%, primarily reflecting a decrease in unit shipments, which has had the effect of deferring sales to a later date. Absorbent Products net sales increased by $17,033,000 from $80,764,000 to $97,797,000, or 21%, primarily from an increase in unit shipments due in large part to its successful implementation of its customer diversification program. That program will be particularly critical in 2012 to offset the expected reduction of shipments to its major customer, which began producing product in its own facility during the fourth quarter of 2012.

Housewares/Small Appliance gross profit decreased $10,016,000 from $37,032,000 (24% of sales) in 2010 to $27,016,000 (21% of sales) in 2011, primarily reflecting the decrease in sales mentioned above, augmented by increased commodity costs. Defense gross profit decreased $6,065,000 from $68,071,000 (28% of sales) to $62,006,000 (31% of sales), reflecting the decrease in sales mentioned above, approximately half of which was offset by realized efficiencies and a more favorable product mix. Absorbent Products gross profit decreased $3,734,000, from $8,471,000 (11% of sales) to $4,737,000 (5% of sales), primarily reflecting increased commodity costs, inefficiencies stemming from the installation and startup of new production equipment, and a fire on one of the segment's machines. The decrease was further augmented by differences in year to year supplier rebate timing, which favorably affected prior year margins by $401,000. Commodity costs are expected to increase in 2012 as well.

Selling and general expenses for the Housewares/Small Appliance segment increased $826,000 from the prior year's levels. Significant items were increases in employee benefit cost and bad debt accruals of $1,076,000 and $350,000, respectively, and legal and professional costs of $260,000, partially offset by decreases in self-insurance and environmental reserves of $771,000 and $159,000, respectively. Defense segment selling and general expenses increased $329,000, primarily reflecting increases in legal and professional costs of $127,000, employee benefit costs of $51,000, and other individually insignificant items. Selling and general expenses for the Absorbent Products segment increased $2,128,000. The most significant items were the absence of last year's gain on the sale of obsolete equipment of $1,293,000 and an increase in the reserve for bad debts of $638,000.

The above items were responsible for the change in operating profit.

Earnings before provision for income taxes decreased $24,330,000 from $99,355,000 to $75,025,000. The provision for income taxes decreased from $35,824,000 to $27,057,000, which resulted in an effective income tax rate of 36% in both years. Net earnings decreased $15,563,000 from $63,531,000 to $47,968,000.

2010 compared to 2009

Readers are directed to Note L, "Business Segments," to the Consolidated Financial Statements for data on the financial results of the Company's three business segments for the years ended December 31, 2010 and 2009.

On a consolidated basis, sales increased by $532,000 (less than 1%), gross margins increased by $3,482,000 (3%), and selling and general expense decreased by $2,253,000 (12%). Other income, principally interest, decreased by $777,000 (26%), while earnings before provision for income taxes increased by $4,958,000 (5%), and net earnings increased by $955,000 (2%). Details concerning these changes can be found in the comments by segment found below.

Housewares/Small Appliances net sales increased $7,458,000 from $150,016,000 to $157,474,000, or 5%, which was primarily attributable to an increase in units shipped. A portion of the increase was due to heavy first quarter 2010 shipments occasioned by low year-end 2009 retail inventories. Shipments during that quarter increased by $4,888,000 over the comparable quarter of the prior year. Defense net sales decreased by $13,027,000, from $253,789,000 to $240,762,000, or 5%, primarily reflecting a decrease in unit shipments. Absorbent Products net sales increased by $6,101,000 from $74,663,000 to $80,764,000, or 8%, primarily from an increase in unit shipments.

Housewares/Small Appliance gross profit decreased $3,304,000 from $40,336,000 (27% of sales) in 2009 to $37,032,000 (24% of sales) in 2010, primarily reflecting increased commodity and freight costs, offset in part by the increase in sales mentioned above. Defense gross profit increased $6,205,000 from $61,866,000 (24% of sales) to $68,071,000 (28% of sales), reflecting decreased material costs and a more favorable product mix, offset in part by the decrease in sales mentioned above. Absorbent products gross profit increased $581,000, from $7,890,000 (11% of sales) to $8,471,000 (11% of sales). But for differences in year to year supplier rebate timing of $802,000, gross margins would have decreased as a result of increased commodity costs.

Selling and general expenses for the Housewares/Small Appliance segment decreased $572,000 from the prior year's levels. Significant items were a decrease in employee benefit cost accruals of $624,000 and advertising costs of $225,000, partially offset by an increase in environmental expenditures of $167,000. Defense segment selling and general expenses decreased $415,000, primarily reflecting the absence of certain prior year incentive compensation accruals. Selling and general expenses for the Absorbent Products segment decreased $1,266,000, reflecting a comparative increase in net gains on the sale of obsolete equipment of $1,588,000, partially offset primarily by increases in compensation and travel costs related to an augmented sales force.

The above items were responsible for the change in operating profit.

Earnings before provision for income taxes increased $4,958,000 from $94,397,000 to $99,355,000. The provision for income taxes increased from $31,821,000 to $35,824,000, which resulted in an effective income tax rate increase from 34% to 36% reflecting, in largest part, an increase in state income tax rates, augmented by an increase in earnings subject to tax. Net earnings increased $955,000 from $62,576,000 to $63,531,000.

Liquidity and Capital Resources

2011 compared to 2010

Cash provided by operating activities was $58,686,000 during 2011 as compared to $57,768,000 during 2010. The principal factors behind the increase in cash provided can be found in the changes in the components of working capital within the Consolidated Statements of Cash Flows. Of particular note during 2011 were net earnings of $47,968,000, reflecting a decrease in late fourth quarter sales and a reduction in accounts receivable levels. These items were offset by increases in inventory levels and deposits with vendors included in other current assets, and a decrease in payable levels. Of particular note during 2010 were net earnings of $63,531,000 and an increase in payable levels, largely reflecting deposits received from one customer during the year. Also of note were an increase in inventory levels and a change in other current assets attributable to additional deposits made to vendors.

Net cash provided by investing activities was $21,816,000 during 2011 compared to $1,542,000 used during 2010. Of note during 2011 were net maturities/sales of marketable securities of $41,559,000, partially offset by the acquisition of plant and equipment of $15,003,000, primarily to support the expansion of the Absorbent Products segment, and the acquisition of assets comprising a small business in the Defense segment, described in Note P to the Consolidated Financial Statements, of $4,526,000. Of note during 2010 was the $17,972,000 of cash used in the acquisition of plant and equipment primarily to support the expansion of the Absorbent Products segment. The purchase of plant and equipment was essentially funded through the sale of marketable securities.

Based on the accounting profession's 2005 interpretation of cash equivalents under Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 230, the Company's variable rate demand notes have been classified as marketable securities. This interpretation, which is contrary to the interpretation that the Company's representative received directly from the FASB (which indicated it would not object to the Company's classification of variable rate demand notes as cash equivalents), has resulted in a presentation of the Company's consolidated balance sheet that the Company believes understates the true liquidity of the Company's income portfolio. As of December 31, 2011 and 2010, $33,034,000 and $37,779,000, respectively, of variable rate demand notes are classified as marketable securities. These notes have structural features that allow the Company to tender them at par plus interest within any 7-day period for cash to the notes' trustees or remarketers, and thus provide the liquidity of cash equivalents.

The Company increased its dividends paid in 2011 by $0.10, which accounted for the increase in cash used in financing activities.

As a result of the foregoing factors, cash and cash equivalents increased in 2011 by $24,276,000 to $73,995,000.

Working capital decreased by $15,852,000 to $262,959,000 at December 31, 2011 for the reasons stated above. The Company's current ratio was 5.0 to 1.0 at December 31, 2011, compared to 5.2 to 1.0 at December 31, 2010.

The Company expects to continue to evaluate acquisition opportunities that align with its business segments and will make further acquisitions, as well as continue to make capital investments in these segments per existing authorized projects and for additional projects if the appropriate return on investment is projected.

The Company has substantial liquidity in the form of cash and cash equivalents and marketable securities to meet all of its anticipated capital requirements, to make dividend payments, and to fund future growth through acquisitions and other means. The bulk of its marketable securities are invested in the tax-exempt variable rate demand notes described above and in municipal bonds that are pre-refunded with escrowed U.S. Treasuries. The Company intends to continue its investment strategy of safety and short-term liquidity throughout its investment holdings. Comparative yields during 2011 were lower than those in the preceding year. The lower yields, combined with a decrease in the Company's investment holdings, served to decrease interest income. There can be no assurance that interest rates will not continue to decline. The interest rate environment is a function of national and international monetary policies as well as the growth and inflation rates of the U.S. and foreign economies, and is not controllable by the Company.

2010 compared to 2009

Cash provided by operating activities was $57,768,000 during 2010 compared to $62,145,000 during 2009. The principal factors behind the decrease in cash provided can be found in the changes in the components of working capital within the Consolidated Statement of Cash Flows. Of particular note during 2010 were net earnings of $63,531,000 and an increase in payable levels, largely reflecting deposits received from one customer during the year. Also of note were an increase in inventory levels and a change in other current assets attributable to additional deposits made to vendors. Of particular note during 2009 were net earnings of $62,576,000, an increase in payable levels, reflecting an increase in purchases near the end of 2009, and an increase in inventory levels. These were partially offset by an increase in accounts receivable levels stemming from increased sales on account recognized near the end of 2009 as compared to the end of 2008, and deposits made to vendors during 2009.

Net cash used in investing activities was $1,542,000 during 2010 compared to $98,000 during 2009. Of note during 2010 was the $17,972,000 of cash used in the acquisition of plant and equipment primarily to support the expansion of the Absorbent Products segment. Of note during 2009 was the $3,337,000 used in the acquisition of various plant and equipment utilized across all three segments. The purchase of plant and equipment in both years was essentially funded though the sale of marketable securities.

Based on the accounting profession's 2005 interpretation of cash equivalents under Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 230, the Company's variable rate demand notes have been classified as marketable securities. This interpretation, which is contrary to the interpretation that the Company's representative received directly from the FASB (which indicated it would not object to the Company's classification of variable rate demand notes as cash equivalents), has resulted in a presentation of the Company's consolidated balance sheet that the Company believes understates the true liquidity of the Company's income portfolio. As of December 31, 2010 and 2009, $37,779,000 and $43,314,000, respectively, of variable rate demand notes are classified as marketable securities. These notes have structural features that allow the Company to tender them at par plus interest within any 7-day period for cash to the notes' trustees or remarketers, and thus provide the liquidity of cash equivalents.

The Company increased its dividends in 2010 by $2.60, which accounted for the increase in cash used in financing activities.

As a result of the foregoing factors, cash and cash equivalents increased in 2010 by $745,000 to $49,719,000.

Working capital decreased by $2,208,000 to $278,811,000 at December 31, 2010 for the reasons stated above. The Company's current ratio was 5.2 to 1.0 at December 31, 2010, compared to 5.6 to 1.0 at December 31, 2009.

Defense Segment Backlog

The Company's Defense segment contract backlog was approximately $342,000,000 at December 31, 2011, and $329,000,000 at December 31, 2010. Backlog is defined as the value of orders from the customer less the amount of sales recognized against the orders. It is anticipated that the backlog will be performed during an 18 to 24-month period.

Contractual Obligations

The table discloses a summary of the Company's specified contractual obligations at December 31, 2011:

CONTRACTUAL OBLIGATIONS	PAYMENTS DUE BY PERIOD *(In thousands)* TOTAL	UNDER 1 YEAR	1–3 YEARS	3–5 YEARS	MORE THAN 5 YEARS
Operating lease obligations	$ 699	$ 391	$ 208	$ 56	$44
Purchase obligations [1]	$184,350	$184,350	$ –	$ –	$ –
Earn-out payments[2]	$ 3,000	$ –	$2,000	$1,000	$ –
Total	$188,049	$ 184,741	$2,208	$1,056	$44

[1] *Purchase obligations includes outstanding purchase orders at December 31, 2011. Included are purchase orders issued to the Company's housewares manufacturers in the Orient, and to material suppliers in the Defense and Absorbent Products segments. The Company can cancel or change many of these purchase orders, but may incur costs if its supplier cannot use the material to manufacture the Company's or other customers' products in other applications or return the material to their supplier. As a result, the actual amount the Company is obligated to pay cannot be estimated.*

[2] *The Company has agreed to make certain payments dependent upon the future performance of a Defense segment subsidiary based upon its anticipated future level of earnings.*

Critical Accounting Policies

The preparation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amount of reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the periods reported. Actual results may differ from those estimates. The Company reviewed the development and selection of the critical accounting policies and believes the following are the most critical accounting policies that could have an effect on the Company's reported results. These critical accounting policies and estimates have been reviewed with the Audit Committee of the Board of Directors.

Inventories: New Housewares/Small Appliance product introductions are an important part of the Company's sales to offset the morbidity rate of other Housewares/Small Appliance products and/or the effect of lowered acceptance of seasonal products due to weather conditions. New products entail unusual risks and have occasionally in the past resulted in losses related to obsolete or excess inventory as a result of low or diminishing demand for a product. There were no such obsolescence issues that had a material effect during the current year and, accordingly, the Company did not record a reserve for obsolete product. In the future should product demand issues arise, the Company may incur losses related to the obsolescence of the related inventory. Inventory risk for the Company's other segments is not deemed to be significant, as products are largely built pursuant to customers' specific orders.

Self-Insured Product Liability & Health Insurance: The Company is subject to product liability claims in the normal course of business and is self-insured for health care costs, although it does carry stop loss and other insurance to cover claims once a health care claim reaches a specified threshold. The Company's insurance coverage varies from policy year to policy year, and there are typically limits on all types of insurance coverage, which also vary from policy year to policy year. Accordingly, the Company records an accrual for known claims and incurred but not reported claims, including an estimate for related legal fees in the Company's consolidated financial statements. The Company utilizes historical trends and other analysis to assist in determining the appropriate accrual. There are no known claims that would have a material adverse impact on the Company beyond the reserve levels that have been accrued and recorded on the Company's books and records. An increase in the number or magnitude of claims could have a material impact on the Company's financial condition and results of operations.

Sales and Returns: Sales are recorded net of discounts and returns. The latter pertain primarily to warranty returns, returns of seasonal items, and returns of those newly introduced products sold with a return privilege. The calculation of warranty returns is based in large part on historical data, while seasonal and new product returns are primarily developed using customer provided information.

New Accounting Pronouncements

Please refer to Note A(17) to the Consolidated Financial Statements for information related to the future effect of adopting new accounting pronouncements on the Company's consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

The Company's interest income on cash equivalents and marketable securities is affected by changes in interest rates in the United States. Cash equivalents primarily consist of money market funds. Based on the accounting profession's 2005 interpretation of cash equivalents under FASB ASC 230, the Company's 7-day variable rate demand notes are classified as marketable securities rather than as cash equivalents. The demand notes are highly liquid instruments with interest rates set every 7 days that can be tendered to the trustee or remarketer upon 7 days notice for payment of principal and accrued interest amounts. The 7-day tender feature of these variable rate demand notes is further supported by an irrevocable letter of credit from highly rated U.S. banks. To the extent a bond is not remarketed at par plus accrued interest, the difference is drawn from the bank's letter of credit. The Company has had no issues tendering these notes to the trustees or remarketers. Other than a failure of a major U.S. bank, there are no known risks of which the Company is aware that relate to these notes in the current market. The balance of the Company's investments is held primarily in fixed rate municipal bonds with an average life of 2.8 years. Accordingly, changes in interest rates have not had a material effect on the Company, and the Company does not anticipate that future exposure to interest rate market risk will be material. The Company uses sensitivity analysis to determine its exposure to changes in interest rates.

The Company has no history of, and does not anticipate in the future, investing in derivative financial instruments. Most transactions with international customers are entered into in U.S. dollars, precluding the need for foreign currency cash flow hedges. The Company's manufacturing contracts with its foreign suppliers contain provisions to share the impact of fluctuations in the exchange rate between the U.S. dollar and the Hong Kong dollar above and below a fixed range contained in the contracts. All transactions with the foreign suppliers were within the exchange rate range specified in the contracts during 2011, 2010, and 2009. There is no similar provision applicable to the Chinese Renminbi (RMB), which until 2005 had been tied to the U.S. dollar. To the extent there are further revaluations of the RMB vis-à-vis the U.S. dollar, it is anticipated that any potential material impact from such revaluations will be to the cost of products secured via purchase orders issued subsequent to the revaluation.

Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

None

Controls and Procedures

The Company's management, including the Chief Executive Officer and Chief Financial Officer, have conducted an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15 under the Securities Exchange Act of 1934 (the "1934 Act") as of December 31, 2011. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company did not maintain effective disclosure controls and procedures as of December 31, 2011, as a result of a material weakness in internal control over financial reporting. This conclusion was based on the identification of a material weakness solely related to an improper segregation of duties within the Company's Defense segment. The segregation of duties situation is described below in Management's Assessment of Internal Control over Financial Reporting.

There were changes in internal controls over financial reporting during the quarter and year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. The changes relate to the segregation of duties situation described below.

MANAGEMENT'S ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of National Presto Industries, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) under the 1934 Act. The Company's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2011. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework*. Based on our assessment and those criteria, management concluded that, as of December 31, 2011, the Company did not maintain effective internal control over financial reporting, solely relating to improper segregation of duties identified within the Company's Defense segment. During the fourth quarter of 2011, members of the Company's financial staff had access to automated accounting functions and the ability to administer security over the processing of accounting data. In the future, system access reviews will be conducted on a quarterly basis to ensure that proper segregation of duties is maintained. The segregation of duties situation described above was remediated prior to the issuance of this report.

The Company's independent registered public accounting firm has issued its report on the effectiveness of the Company's internal control over financial reporting. The report appears on the following page.

Report of Independent Registered Public Accounting Firm Regarding Internal Control

BDO

Board of Directors and Stockholders
National Presto Industries, Inc.
Eau Claire, Wisconsin

We have audited National Presto Industries, Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). National Presto Industries, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Item 9A, Management's Report on Internal Control Over Financial Reporting." Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness in internal control over financial reporting has been identified and described in management's assessment. Members of the Company's financial staff have extensive access to system based accounting functions and the ability to administer security over the system processing the accounting data. These incompatible functions could result in unauthorized or inappropriate activities and it's reasonably possible that a material misstatement could occur that may not be prevented or detected in a timely manner. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2011 financial statements, and this report does not affect our report dated March 15, 2012 on those financial statements.

In our opinion, National Presto Industries, Inc. did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We do not express an opinion or any other form of assurance on management's statements referring to any corrective actions taken by the Company after the date of management's assessment.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of National Presto Industries, Inc. as of December 31, 2011 and 2010, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2011 and our report dated March 15, 2012 expressed an unqualified opinion thereon.

/s/ BDO USA, LLP
Milwaukee, Wisconsin
March 15, 2012

(In thousands except per share data)

YEARS ENDED DECEMBER 31,	2011	2010	2009	2008	2007
Net sales	$431,021	$479,000	$478,468	$448,253	$421,287
Net earnings	$ 47,968	$ 63,531	$ 62,576	$ 44,183	$ 38,623
Net earnings per share—					
Basic and Diluted	$ 6.98	$ 9.26	$ 9.13	$ 6.45	$ 5.65
Total assets	$411,641	$ 415,133	$402,405	$365,883	$374,676
Dividends paid per common share applicable to current year					
Regular	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 0.95
Extra	7.25	7.15	4.55	3.25	2.85
Total	$ 8.25	$ 8.15	$ 5.55	$ 4.25	$ 3.80

summary of statistics

67th Consecutive Dividend Year

(In thousands except per share data)

YEAR ENDED DEC. 31	NET SALES	NET EARNINGS	WEIGHTED AVERAGE COMMON AND COMMON EQUIVALENT SHARES OUTSTANDING	PER SHARE NET EARNINGS	PER SHARE CASH DIVIDENDS PAID REGULAR	PER SHARE CASH DIVIDENDS PAID EXTRA	PER SHARE STOCKHOLDERS' EQUITY
2011	$431,021	$47,968	6,872	$6.98	$1.00	$ 7.25	$48.94
2010	479,000	63,531	6,862	9.26	1.00	7.15	50.12
2009	478,468	62,576	6,854	9.13	1.00	4.55	49.00
2008	448,253	44,183	6,845	6.45	1.00	3.25	45.38
2007	421,287	38,623	6,836	5.65	0.95	2.85	43.10

record of dividends paid and market price of common stock

	2011 FISCAL YEAR			2010 FISCAL YEAR		
	DIVIDENDS PAID PER SHARE*	MARKET PRICE HIGH	MARKET PRICE LOW	DIVIDENDS PAID PER SHARE*	MARKET PRICE HIGH	MARKET PRICE LOW
First Quarter	$8.25	$136.77	$102.49	$8.15	$130.58	$108.11
Second Quarter	–	114.21	95.65	–	117.99	90.61
Third Quarter	–	105.44	85.74	–	110.35	89.50
Fourth Quarter	–	99.99	82.76	–	134.40	105.40
Full Year	$8.25	$136.77	$ 82.76	$8.15	$134.40	$ 89.50

* *Fiscal year 2011 includes a regular dividend of $1.00 and an extra dividend of $7.25; 2010 includes a regular dividend of $1.00 and an extra dividend of $7.15.*

board of directors

Maryjo Cohen
Chair of the Board, President,
and Chief Executive Officer

Randy F. Lieble
Vice President, Chief Financial Officer,
and Treasurer

Richard N. Cardozo
Professor Emeritus, Carlson School of Management,
University of Minnesota;
Senior Scholar, Florida International University

Patrick J. Quinn
Retired Chairman and President, Ayres Associates,
Eau Claire, Wisconsin

Joseph G. Stienessen
Accounting, Financial and Tax Advisor;
Former Principal,
Larson, Allen, Weishair and Company, LLP,
Altoona, Wisconsin,
from October 2004 until retirement in July 2007

officers and principal executives

Maryjo Cohen
Chair of the Board, President,
and Chief Executive Officer

Randy F. Lieble
Vice President, Chief Financial Officer,
and Treasurer

Donald E. Hoeschen
Vice President, Sales

Larry J. Tienor
Vice President, Engineering

Douglas J. Frederick
Secretary

Gerald R. Schlewitz
Planning and Logistics Manager

shareholder information

Corporate Headquarters
National Presto Industries, Inc.
3925 North Hastings Way
Eau Claire, Wisconsin 54703

Telephone: (715) 839-2121

Website: www.GoPresto.com

Common Stock
Ticker Symbol: NPK
Common stock of National Presto Industries, Inc.
is traded on the New York Stock Exchange.

Transfer Agent and Registrar
Computershare Trust Company N.A.
250 Royall Street
Canton, MA 02021
(800) 962-4284

Annual Meeting of Stockholders
May 15, 2012 at 2:00 p.m. (CDT)
Corporate Headquarters
3925 North Hastings Way
Eau Claire, Wisconsin 54703

As of December 30, 2011, there were
335 registered stockholders.

Stockholder Inquiries
For general information about the Company,
telephone (715) 839-2244.

Certifications
The annual CEO certification required under NYSE Rule 303A.12(a) was filed in 2011 without qualification. The certifications required under Section 302 of the Sarbanes-Oxley Act of 2002 were included as Exhibits 31.1 and 31.2 to the Company's Form 10-K for the year ended December 31, 2011.

National Presto Industries, Inc.
3925 North Hastings Way
Eau Claire, Wisconsin 54703
An Equal Opportunity Employer